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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           J&L SPECIALTY STEEL, INC.
                           (NAME OF SUBJECT COMPANY)

                           J&L SPECIALTY STEEL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  466046 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                KIRK F. VINCENT
              EXECUTIVE VICE PRESIDENT, FINANCE AND ADMINISTRATION
                          AND CHIEF FINANCIAL OFFICER
                           J&L SPECIALTY STEEL, INC.
                      ONE PPG PLACE, 18TH FLOOR, BOX 3373
                      PITTSBURGH, PENNSYLVANIA 15230-3373
                                 (412) 338-1600
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            JANICE C. HARTMAN, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                              1500 OLIVER BUILDING
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 355-6500

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), and the address of the principal executive offices of the Company is One PPG Place, Box 3373, Pittsburgh, Pennsylvania 15230-3373. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the Company's common stock, par value $0.01 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Ice Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), described in the Tender Offer Statement on Schedule 14D-1 dated November 12, 1998 ("Schedule 14D-1"), to purchase all outstanding Shares other than Shares owned by Parent or its subsidiaries (the "Parent Shares"), at a price of $6.375 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed herewith as Exhibit(a)(1) and Exhibit(a)(2), respectively, and are incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 5, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) shall be canceled and, subject to dissenters rights under the PBCL, converted automatically into the right to receive $6.375 in cash or any higher price that may be paid per Share in the Offer (the "Merger Consideration"), without interest. The Merger Agreement is described more fully in Item 3(b) of this Statement, and a complete copy of the Merger Agreement is filed herewith as Exhibit (c)(1) and is incorporated herein by reference.

     Parent currently owns approximately 53.5% of the Shares. Concurrently with the filing of this Statement, Parent, Purchaser and the Company are jointly filing with the Securities and Exchange Commission (the "Commission") a Transaction Statement on Schedule 13E-3 dated November 12, 1998.

     As set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are c/o Usinor, 11-13, cours Valmy, 92070 La Defense Cedex, France.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Except as described in the Company's Proxy Statement dated March 27, 1998, a copy of which is attached hereto as Annex I and is incorporated herein by reference, and except as set forth in this Item 3(b), as of the date hereof, there are no material contracts, agreements, arrangements or understandings nor any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

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     In early October 1998, the Company internally announced the retirement of
Geoffrey S. Gibson, Vice President -- Commercial of the Company. Effective October 19, 1998, David G. Pudelsky began employment as Vice
President -- Commercial of the Company. Mr. Pudelsky beneficially owns no
Shares.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendations of the Board of Directors of the Company (the "Board") and the special committee (the "Special Committee") of the Board with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain officers and directors of Parent, Purchaser and the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. Currently, of the 13 directors of the Company, seven are officers of Parent or an affiliate of Parent, one was, until his retirement on December 31, 1997, a director and executive officer of a subsidiary of Parent, and one is a director of Parent. Mr. Jean-Didier Dujardin, a director of the Company, is Chief Financial Officer of Ugine (a division of Parent); Mr. Michel Le Page, a director of the Company, is Vice President, Marketing Stainless Steel Flat Products of Ugine; Mr. Gerard Martel, a director of the Company, is Executive Vice President of Ugine; Mr. Guy Dolle, Chairman of the Board of the Company, is Chief Executive Officer of Ugine; Mr. Gerard Picard, a director of the Company, is President of Francosteel Corporation, an indirect wholly owned subsidiary of Parent ("Francosteel"); Mr. Francis Mer, a director of the Company, is the Chairman and Chief Executive Officer of Parent; Mr. Robert Hudry, a director of the Company, is Executive Vice President of Parent; and Mr. Michel J. Longchampt, a director of the Company, was, until his retirement on December 31, 1997, Chairman and Chief Executive Officer of Francosteel.

     Shareholders also should be aware that Parent and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Parent's current ownership of approximately 53.5% of the Shares and its officers and its affiliates' officers constituting seven of the Company's 13 directors, Parent may be deemed to control the Company.

     Pursuant to the Company's 1993 Stock Incentive Plan (the "Stock Incentive Plan"), as a result of the Offer, all outstanding employee stock options ("Options") (with or without stock appreciation rights) will immediately become exercisable and the restrictions on all outstanding restricted Shares will immediately lapse. Each of the presently outstanding Options was issued at an exercise price greater than the per Share consideration to be paid in the Offer and the Merger. In addition, the employment agreements between the Company and each of Eugene A. Salvadore and Kirk F. Vincent provide for the future issuance of restricted Shares under the Stock Incentive Plan (70,000 restricted Shares for Mr. Salvadore and 18,000 restricted Shares for Mr. Vincent). The terms of the Merger Agreement do not require cancellation of the outstanding Options or the rights to future issuance of restricted Shares, and there is no right on the part of the Company or Parent otherwise to require such cancellation. The Company has retained William M. Mercer, Incorporated ("Mercer") to examine the Company's executive compensation arrangements, to advise the Company and the Board as to appropriate methods of executive motivation and compensation following the consummation of the Merger, and to evaluate the possible treatment of the Options and rights to restricted Shares. See Item 4(b) below "Background of the Offer and the Merger" and Item 3(b) below "The Merger Agreement".

     William S. Dietrich, II and John J. Sheehan constitute the Special Committee. As compensation for service on the Special Committee, and in lieu of the compensation otherwise payable to a director for service on a committee of the Board, Mr. Dietrich (Chairman) will receive $55,000 and Mr. Sheehan will receive $40,000.

     The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described in Item 4(a) below.

     None of Parent, Purchaser or the Company has been advised by any executive officers, directors or affiliates of Parent, Purchaser or the Company whether any of such persons intends to tender Shares owned by them pursuant to the Offer.

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CERTAIN TRANSACTIONS

     Mr. Dietrich, a director of the Company and the Chairman of the Special Committee, is a director of Worthington Industries, Inc. ("Worthington"), which owns 100% of the outstanding capital stock of Dietrich Industries, Inc. Mr. Dietrich owns 22,000 shares of the common stock of Worthington (which constitutes less than 1% of the outstanding shares of common stock of Worthington) and is the Chairman of Dietrich Industries, Inc. In fiscal 1997, Dietrich Industries, Inc. purchased approximately $7 million of products from the Company. The Company believes that the terms of such purchases are no less favorable to the Company than the Company could obtain in transactions with unrelated parties purchasing a similar volume of products.

THE MERGER AGREEMENT

     The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a complete copy of which is filed herewith as Exhibit(c)(1) and is incorporated herein by reference.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. Purchaser shall not, without the consent of the Special Committee, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, without regard to the Parent Shares, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is also subject to the satisfaction of certain other conditions that are described in Annex A to the Merger Agreement. Purchaser expressly reserves the right to waive any such condition (except the condition that at least a majority of the then issued and outstanding Shares, without regard to the Parent Shares, shall have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition")), to increase the amount per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Special Committee and, to the extent required by the Company's Articles of Incorporation, the approval of a majority of the Disinterested Directors (as defined in the Articles of Incorporation of the Company), Purchaser will not decrease the price per Share payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer, change the form of consideration payable in the Offer, add to, modify or supplement the conditions to the Offer set forth in Annex A to the Merger Agreement or make any other change in the terms or conditions of the Offer which is materially adverse to the holders of Shares. Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement (including the Minimum Condition) shall have been satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Parent Shares, does not constitute at least 80% of the then issued and outstanding Shares, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial expiration date of the Offer and (ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied or waived. If, at the beginning of the first such extension period, all conditions set forth in Annex A to the Merger Agreement, including the Minimum Condition, were satisfied or waived and, at the expiration of the last such extension period, the conditions set forth in paragraphs (a) and (b) of Annex A to the Merger Agreement and the Minimum Condition are satisfied or waived, then, regardless of whether the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Parent Shares, constitutes at least 80% of the then issued and outstanding Shares, or any of the other conditions set forth in paragraphs (c), (d), (e), (f), (g), (h) and (i) of Annex A to the Merger Agreement are satisfied, Purchaser shall accept for payment and pay for all Shares validly tendered and not withdrawn prior to the expiration of the last such extension period. For purposes of the immediately preceding sentence, the conditions set forth in paragraph (a) of Annex A to the Merger Agreement shall be deemed satisfied or waived at the expiration of the last such extension period unless, after the beginning of the first such extension period, an action or proceeding of the type described in paragraph (a) of Annex A to the Merger Agreement shall have been instituted or the complaint in an action or proceeding of the type described in paragraph (a) of Annex A to the Merger Agreement pending prior thereto shall have been amended, supplemented or modified after such beginning in

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

a manner that, in the reasonable judgment of Parent, is reasonably likely to result, directly or indirectly, in any of the consequences referred to in such paragraph (a).

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the PBCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a direct wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company, which shall be canceled without any conversion thereof and with no payment being made with respect thereto) shall be canceled and, subject to dissenters rights under the PBCL, shall be converted automatically into the right to receive from the Company the Merger Consideration.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for 387,630 validly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of the Company immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that the Articles of Incorporation and By-laws of the Company, each as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and By-laws of the Surviving Corporation.

     The Surviving Corporation and the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares any amounts that the Surviving Corporation or the paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

     Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company, acting through the Board, will (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Shareholders' Meeting") and (ii) subject to its fiduciary obligations under applicable law as advised by independent counsel, include in the proxy statement for the Shareholders' Meeting the recommendations of the Board and the Special Committee that the shareholders of the Company approve and adopt the Merger Agreement and approve the transactions contemplated thereby (the "Transactions"). See Item 4(a) below "Recommendation of the Board of Directors". At the Shareholders' Meeting, Parent will cause all Shares then owned by it and its subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and approval of the Transactions. The Merger Agreement provides that, in the event that Purchaser shall acquire such number of Shares that, when taken together with any Shares then owned by Parent or Purchaser, constitutes at least 80% of the then outstanding Shares, Parent, Purchaser and the Company will, subject to the satisfaction of the conditions to the Merger described under the subheading "Conditions to the Merger" below, take all necessary and appropriate action to cause the Merger to become effective in accordance with the PBCL, as promptly as practicable after such acquisition, without a meeting of the shareholders of the Company, including, without limitation, by adoption by the Board of Directors of Purchaser of a plan of merger to effect the Merger without a vote of the Company's shareholders (a "Short-Form Merger").

     The Merger Agreement provides that the Company will, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement (the "Proxy Statement") with respect to the Shareholders' Meeting with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and use its reasonable best efforts to respond to and satisfactorily address any
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

comments that the Commission may have on the Proxy Statement. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments from the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the Commission. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the Commission and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information from the Commission and replies to comments from the Commission prior to their being filed with, or sent to, the Commission. Each of the Company, Parent and Purchaser shall use its reasonable best efforts to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Shareholders' Meeting at the earliest practicable time.

     The Company, the Special Committee and their respective counsel shall be given the opportunity to review and comment on the Offer documents and any amendments thereto prior to the filing thereof with the Commission. Parent and Purchaser shall provide the Company, the Special Committee and their respective counsel with a copy of any written comments or telephonic notification of any oral comments Parent or Purchaser may receive from the Commission or its staff with respect to the Offer documents promptly after the receipt thereof. Parent and its counsel shall provide the Company, the Special Committee and their respective counsel with a reasonable opportunity to participate in all communications with the Commission and its staff, including any meetings and telephone conferences, relating to the Offer documents, the Merger Agreement or the Transactions.

     Pursuant to the Merger Agreement, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice, and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with whom the Company or any Subsidiary has significant business relations, in a manner consistent with past practice. The Merger Agreement provides that by way of amplification and not limitation, and except as contemplated therein, neither the Company nor any Subsidiary shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent: (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) or dispose of any corporation, partnership, other business organization or any division thereof or any material amount of assets (other than dispositions of inventory in the ordinary course of business and in a manner consistent with past practice), (ii) assume, guarantee or endorse the obligations of any person or make any loans or advances, (iii) enter into any contract or agreement or authorize any significant capital expenditure(s) other than in the ordinary course of business and consistent with past practice or as authorized by resolution of the Board duly adopted on or prior to November 5, 1998 or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to the foregoing.

     Pursuant to the Merger Agreement, until the Effective Time, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Purchaser with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request and Parent and Purchaser have agreed to keep such information confidential, except in certain circumstances.

     The Merger Agreement further provides that the Articles of Incorporation and the By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and limitation on liability than those set forth in Articles VII and VIII of the Articles of Incorporation of the Company and
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

in Sections 2.11 and 2.12 of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would be reasonably likely to affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

     The Merger Agreement also provides that after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless each present and former director, officer, employee, fiduciary or agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in his or her capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of six years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation, the Merger Agreement provides that (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent may not be unreasonably withheld); and provided further that the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests with respect thereto; and provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. The Merger Agreement provides that, following the Effective Time, Parent will guarantee the obligations of the Surviving Corporation described in this paragraph.

     The Merger Agreement provides that the Surviving Corporation shall use its reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not in the aggregate less favorable) with respect to matters occurring prior to or at the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be approximately $336,800 in the aggregate).

     Parent, Purchaser and the Company have also agreed that in the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns, as applicable, of Parent or the Surviving Corporation or, at Parent's option, Parent, shall assume the foregoing indemnity obligations.

     The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each U.S. federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), and party to a contract with the Company or any Subsidiary as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger.

     Parent has agreed to review alternatives for the treatment of the Options following the Effective Time, and the Company has agreed to cooperate with Parent in conducting such review.

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

     The Merger Agreement provides that neither the Company nor any Subsidiary shall, directly or indirectly, through any officer, director, employee, counsel, investment banker, financial or other advisor or agent (the "Company Representatives"), (a) solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or any portion of the assets of, or any equity interest in, the Company or any Subsidiary or any business combination with the Company or any Subsidiary (a "Competing Proposal"), (b) participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing or (c) enter into any agreement with respect to any Competing Proposal. The Company shall notify Parent promptly if any Competing Proposal or any inquiry from, or contact with, any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the person making such Competing Proposal, inquiry or contact and the terms and conditions of such Competing Proposal, inquiry or contact. Notwithstanding the foregoing, the Company, the Subsidiaries and the Company Representatives shall not be obligated to take or refrain from taking any action described in this paragraph if the Board is advised by independent counsel that to take or to refrain from taking any such action would result or would be reasonably likely to result in a violation of its fiduciary obligations under applicable United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, judgment or decree (a "Law").

     In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement and the Surviving Corporation are required to use their reasonable best efforts to take all such action.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company, Parent and Purchaser as to the enforceability of the Merger Agreement and by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, absence of litigation, corporate status, capitalization, the accuracy of financial statements and filings with the Commission, environmental matters and taxes.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the shareholders of the Company to the extent required by the PBCL and the Articles of Incorporation and the By-laws of the Company; (ii) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of (a) making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger or (b) prohibiting or limiting materially the ownership or operation by the Company, Parent or any of their subsidiaries of (x) all or any material portion of the business or assets of the Company or any of the Subsidiaries or (y) as a result of any Transaction, all or any material portion of the business or assets of Parent or any of its subsidiaries or compelling the Company, Parent or any of their subsidiaries to dispose of or hold separate (x) all or any material portion of the business or assets of the Company or any of the Subsidiaries or
(y) as a result of any Transaction, all or any material portion of the business or assets of Parent or any of its subsidiaries after the Effective Time; and
(iii) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the shareholders of the
Company: (i) by mutual written consent duly authorized by the Board of Directors of Parent and the Special Committee and a majority of the Disinterested Directors on behalf of the Company; (ii) by either Parent, on the one hand, or the Special Committee and a majority of the Disinterested Directors on behalf of the Company, on the other hand, if (a) the Effective Time shall not have occurred on or before April 1, 1999;

provided, however, that the right to terminate the Merger Agreement under this clause (ii)(a) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date, or (b) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (iii) by Parent if (a) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A to the Merger Agreement, Purchaser shall have (1) failed to commence the Offer within 60 days following the date of the Merger Agreement, (2) terminated the Offer without having accepted any Shares for payment thereunder, or (3) failed to pay for the Shares validly tendered pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any representation or warranty of either of them contained in the Merger Agreement or (b) prior to the purchase of any Shares validly tendered pursuant to the Offer, the Special Committee shall have withdrawn or modified in a manner that is, in the reasonable judgment of Parent, materially adverse to Purchaser or Parent its approval or recommendation of the Merger Agreement, the Offer, the Merger or any other Transaction or shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or its assets or another tender offer for Shares, or shall have resolved to do any of the foregoing; (iv) by the Company, upon approval of the Special Committee and a majority of the Disinterested Directors, if due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A to the Merger Agreement, Purchaser shall have (a) failed to commence the Offer within 60 days following the date of the Merger Agreement, (b) terminated the Offer without having accepted any Shares for payment thereunder, or (c) failed to pay for the Shares validly tendered pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any representation or warranty of it contained in the Merger Agreement; or (v) by the Company, upon approval of the Special Committee and a majority of the Disinterested Directors, if any representation or warranty of Parent and Purchaser in the Merger Agreement which is qualified as to materiality shall not be true and correct in all respects or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement, or Parent or Purchaser shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or Purchaser to be performed or complied with by it under the Merger Agreement. In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void, except for certain provisions of the Merger Agreement (including those related to fees and expenses described below) that survive termination. The Merger Agreement also provides that no party shall be relieved from liability for any willful breach thereof.

     All fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not any Transaction is consummated.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors

     On November 5, 1998, the Special Committee, by the unanimous vote of both of its members, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company, approved the Merger Agreement and the Transactions and voted to recommend that the Board approve the Merger Agreement and the Transactions.

     On November 5, 1998, the Board, based in part on the unanimous recommendation of the Special Committee, by the unanimous vote of all directors present, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company, and approved the Merger Agreement and the Transactions. In addition, the Board, by the unanimous vote of all directors present, recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve and adopt the Merger Agreement and approve the Merger. Messrs. Mer and Le Page were not present at this Board meeting.

     A copy of a letter to all shareholders of the Company communicating the recommendation of the Board and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibit (a)(3) and Exhibit (a)(4), respectively, and are incorporated herein by reference.

  (b) Background; Reasons for the Recommendation of the Board of Directors

     In June 1990, Ugine, at the time a 95.3% owned subsidiary of Parent, acquired all of the outstanding capital stock of the Company from certain members of the then-current management and other shareholders of the Company, who had acquired their shares in a management-led leveraged buyout in 1986. In December 1993, the Company completed an initial public offering of 17,940,000 Shares, approximately 60% of which were sold for the account of Ugine. Following that offering, 46.4% of the outstanding Shares were publicly held, and the remaining 53.6% were held by Ugine. In December 1995, Ugine became a division of Parent, and Parent became the direct owner of the Shares formerly owned by Ugine. Currently, Parent owns approximately 53.5% of the outstanding Shares, and the remaining 46.5% are publicly held.

     During the first quarter of 1998, the management of the Company informed certain directors of the Company who are officers of Parent or one of its divisions or other subsidiaries (the "Affiliate Directors") that the Company was experiencing financial difficulties that, if they continued, would affect its ability to remain in compliance with certain financial covenants as early as the third or fourth quarter of 1998. These covenants are contained in a five-year $125 million revolving credit facility and a seven-year $125 million term loan facility that the Company entered into in June 1997 (the "Credit Agreements"). In particular, the Credit Agreements require the Company to maintain a specified minimum consolidated tangible net worth (as defined in the Credit Agreements) as of the end of each fiscal quarter. The Company's existing and prospective financial difficulties were largely the result of significant declines in the prices for the Company's products over the prior 18 months, the likelihood that those prices would not improve in the near term, and the additional costs incurred and delays experienced by the Company in starting up its new Direct Roll, Anneal and Pickle ("DRAP") line.

     In March 1998, members of the management of the Company had preliminary discussions with representatives of Parent regarding the legal and financial advantages and disadvantages of issuing preferred stock to Parent as a means of avoiding a breach of the Credit Agreements. No further steps were taken at that time with respect to such an issuance.

     In April 1998, Parent retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisor to review financial alternatives available to Parent with respect to its interest in the Company. Also in April 1998, the Company retained Corporate Value Associates ("CVA") to review strategic alternatives available to the Company in light of conditions in the North American stainless steel industry.

     On April 30, 1998, representatives of Morgan Stanley met with Kirk F. Vincent, Executive Vice President, Finance and Administration and Chief Financial Officer of the Company, Jean-Didier Dujardin, Finance Director of Ugine, and Philippe Chevallier, Corporate Finance Officer of Parent, to discuss potential ways for the Company to avoid breaching the relevant financial covenants in the Credit Agreements. In May 1998, representatives of Morgan Stanley, the Company and Parent met to discuss such alternatives in more detail, including reducing the Company's dividend, the issuance of equity or equity-linked securities by the Company, renegotiating the relevant covenants in the Credit Agreements and replacing the Credit Agreements.

     Immediately prior to a meeting of the Board on May 29, 1998, certain Affiliate Directors were given a presentation by the Company's management concerning the Company's projected 1998 financial losses, its potential breach of the consolidated tangible net worth covenant in the Credit Agreements and its worsening liquidity situation. Subsequently, at the Board meeting, all the directors of the Company who were present were given the same presentation, and the Board decided to reduce the quarterly cash dividend from $0.10 to

$0.025 per Share. The Board also authorized the Company to enter into an accounts receivable financing with three other subsidiaries of Parent in order to alleviate the Company's liquidity problems and to reduce the Company's interest expense. The Board understood that any such financing would require the consent of the lenders under the Credit Agreements.

     In June 1998, Parent was approached by a stainless steel producer about a possible transaction between that corporation and the Company. Concurrently, in addition to the Company's retention of CVA described above, Parent engaged CVA to study possible alliances between the Company and other stainless steel producers that could enhance the value of Parent's investment in the Company, including in particular a business combination with the stainless steel producer that had contacted Parent. Parent asked the management of the Company to explore with that producer any potential operational savings and synergies that might result from such a combination, and a number of meetings for that purpose were held in July 1998. A representative of Parent was present at some of those meetings. No bona fide offer was made to the Company or Parent during the course of those discussions or otherwise. During the first week of August 1998, and after having considered the results of the July meetings, the Company and Parent agreed not to proceed with further discussions with the other stainless steel producer.

     On August 3 and 4, 1998, the management of the Company met with the Chairman of the Board of the Company, Guy R. Dolle, who was also the General Manager of Ugine, and Mr. Dujardin (who is also an Affiliate Director) to discuss the most viable options for the Company.

     Throughout the summer of 1998, the Company and Parent, with the assistance of Morgan Stanley, continued to study possible means to improve the Company's financial condition, including issuing preferred stock or subordinated debt. Given the Company's situation, it was recognized that the dividend rate or interest rate, as applicable, of any such securities would be substantially higher than the interest rates under the Credit Agreements. Issuing such securities was not pursued as an alternative because of that cost and the volatility in the capital markets that became more severe as time went on.

     Subsequently, it was preliminarily decided that the Company, with Morgan Stanley's assistance, would prepare documentation for a distribution by the Company to its existing shareholders of rights to purchase additional Shares that would result in aggregate proceeds to the Company of up to $75 million upon exercise of those rights. Parent indicated to the Company that it would be willing to participate in that offering by exercising all of its rights, and, to the extent that other shareholders of the Company did not exercise their rights, Parent would consider committing to purchase additional Shares. Morgan Stanley advised Parent that, in its view, it was not likely that a significant number of shareholders other than Parent would subscribe to such an offering. A Board meeting was scheduled for September 22, 1998 to consider this potential rights offering and related matters.

     In September 1998, after considering the dilutive effect that such a rights offering was likely to have on the public shareholders of the Company if a significant number of shareholders other than Parent did not subscribe to that offering, and that the net proceeds of such an offering would not provide the Company with sufficient funds to satisfy both its current and longer term financial requirements, Parent determined that it should consider solutions for the Company that would address those longer term financial needs in addition to relieving short term liquidity problems. It also appeared possible to Parent that the proceeds of such an offering might not be sufficient even to satisfy the Company's liquidity requirements if current conditions in the stainless steel industry persisted beyond late 1999. In light of the foregoing, Parent determined that it would not be in the best interests of the Company to pursue such an offering.

     In September 1998, Robert Hudry, the Chief Financial Officer of Parent and an Affiliate Director, asked Morgan Stanley to evaluate an acquisition by Parent of all the outstanding Shares that it did not then own. On September 18, 1998, Messrs. Hudry, Dolle and Dujardin discussed with representatives of Morgan Stanley and Shearman & Sterling, counsel to Parent, the significant steps that would likely be involved in, and the possible terms of, such an acquisition. Following this meeting, Francis Mer, the Chairman of Parent and an Affiliate Director, and Mr. Hudry decided to inform Parent's Board of Directors at its meeting to be held on September 22, 1998 of Parent's decision to make a proposal to acquire the Shares it did not then own for cash at a price of $5.75 per Share (the "Proposal"). On September 19, 1998, Messrs. Vincent and Salvadore were informed that Parent had decided, subject to discussion with Parent's Board of Directors, to make the Proposal (although they were not informed at what price) in lieu of the previously discussed rights offering.

     At a meeting of the Board on September 22, 1998, following a meeting of Parent's Board of Directors at which the Proposal was discussed, Mr. Hudry, on behalf of Parent, made the Proposal to the Company and discussed Parent's reasons for the Proposal. The Board then voted to form a committee of disinterested directors, consisting of William S. Dietrich, II, as Chairman, Pierre de Ravel d'Esclapon and John J. Sheehan. The Board authorized that committee (i) to evaluate the fairness of the Proposal or any other similar transaction that Parent decided to propose as an alternative, (ii) to negotiate the terms of any proposed agreement for a transaction with Parent on behalf of the Company, and (iii) to retain independent professional advisors. On September 23, 1998, the Company issued a press release announcing the Proposal and the Board's appointment of a special committee. On September 24, 1998, Mr. de Ravel d'Esclapon indicated that, given his prior representation of Parent and the continuing representation of certain affiliates of Parent by the law firm of which he is a partner, he believed it would be inappropriate for him to serve on that committee. Consequently, the Special Committee was comprised of Messrs. Dietrich and Sheehan.

     The Special Committee retained Kirkpatrick & Lockhart LLP as its counsel. The Special Committee held its first meeting on September 25, 1998 to discuss, among other things, the possible universe of investment banking firms that might act as financial advisor to the Special Committee. At that meeting, after considering the qualifications and independence of various firms, the Special Committee authorized Mr. Dietrich to engage Lehman Brothers Inc. ("Lehman Brothers") on behalf of the Special Committee if satisfactory terms of engagement could be agreed upon.

     On September 28, 1998, Mr. Dolle received two letters from Mr. de Ravel d'Esclapon in which Mr. de Ravel d'Esclapon requested that Parent provide to the Disinterested Directors of the Company any studies that Parent had prepared internally or that any outside advisors to Parent had prepared in connection with the Proposal and raised certain questions with respect to the duties of the Company's directors in considering the Proposal. Parent responded in writing to these letters by indicating that Parent planned to communicate concerning the Proposal primarily with the Special Committee, which would, in turn, report to Mr. de Ravel d'Esclapon and the other members of the Board and that Mr. de Ravel d'Esclapon should contact the Special Committee and its legal advisors for advice on the duties of the Company's directors in considering the Proposal.

     During the weeks of September 28, 1998 and October 5, 1998, representatives of Lehman Brothers and Kirkpatrick & Lockhart LLP commenced their due diligence reviews of the Company's business and operations and their respective valuation and legal analyses.

     At a meeting of the Special Committee on October 9, 1998, Lehman Brothers reviewed with the Special Committee its preliminary study and evaluation of the Company and the Proposal, which included analyses of data about comparable companies and comparable transactions and a discounted cash flow analysis based on projections provided by the Company. Kirkpatrick & Lockhart LLP summarized the obligations of the members of the Special Committee and the directors as a whole under Pennsylvania law and summarized briefly the principal terms of the draft merger agreement provided by counsel to Parent on October 8, 1998. After an extensive discussion of these presentations and of the terms of the Proposal, the Special Committee authorized Lehman Brothers to contact Morgan Stanley concerning the financial terms of the Proposal.

     On October 12, 1998, representatives of Shearman & Sterling and Kirkpatrick & Lockhart LLP spoke by telephone to discuss the legal issues and comments on the draft merger agreement that had been raised during the October 9, 1998 meeting of the Special Committee.

     On October 13, 1998, Mr. Vincent and Mr. Dujardin spoke by telephone about organizational matters relating to the meeting of the Board scheduled to occur on October 29, 1998. During this conversation, Mr. Vincent indicated that Mercer, which the Company had retained to advise it with respect to executive compensation and employee benefits matters arising in connection with the proposed transaction, would be evaluating possible long-term compensation plans for management of the Surviving Corporation and considering the possible treatment of the Options and other stock-based rights of management in the proposed transaction. On October 16, 1998, Mr. Dolle spoke with Mr. Salvadore and indicated that Parent did not intend to address the treatment of the Options and other existing stock-based compensation or to negotiate any new management compensation arrangements (including long-term incentive programs) until after consummation of any transaction.

     On October 14, 1998, at a meeting of the Special Committee, its counsel provided a more comprehensive review of the draft merger agreement. The Special Committee discussed with its advisers possible strategies for negotiations and directed Kirkpatrick & Lockhart LLP to prepare a mark-up of the draft merger agreement reflecting the Special Committee's comments to be sent to Shearman & Sterling.

     On October 14, 1998, representatives of Lehman Brothers and Morgan Stanley discussed the material terms of the Proposal and the financial condition of the Company.

     On October 15, 1998, representatives of Lehman Brothers and Morgan Stanley discussed Lehman Brothers' preliminary analyses of the range of valuations for the Company. During this conversation, Lehman Brothers indicated that the Special Committee believed an increase in the price proposed by Parent was appropriate.

     On October 17, 1998, Mr. Dolle contacted Mr. Dietrich to discuss the significant terms of the Proposal, Parent's strategic rationale therefor, and the Company's future financing needs. During this conversation, Mr. Dietrich suggested that Mr. Dolle contact Mr. Sheehan to discuss Parent's intentions with respect to the future growth of the Company. On October 18, 1998, Mr. Dolle spoke with Mr. Sheehan, who indicated that the Special Committee was seeking confirmation from Parent that it intended to support the growth of the Company in accordance with the Company's strategic plan following consummation of the proposed transaction.

     At a meeting of the Special Committee on October 19, 1998, Lehman Brothers summarized for the Special Committee its conversations with Morgan Stanley regarding the financial terms of the Proposal. Kirkpatrick & Lockhart LLP advised the Special Committee that it had had preliminary discussions with Shearman & Sterling concerning the draft merger agreement and would be in a better position to discuss the unresolved issues on Friday, October 23, 1998, after a meeting with Shearman & Sterling scheduled for October 22, 1998. The Special Committee also discussed the potential treatment of the Options and the Company's other existing stock-based compensation arrangements in any transaction with Parent and agreed that the Special Committee needed to understand the possible timing of any decision with respect thereto and the anticipated role of Mercer.

     On October 19, 1998, Mercer presented to Messrs. Dolle and Dujardin a preliminary review of possible long-term incentive plans for management of the Company. Mr. Dolle reiterated Parent's position that it did not intend to address the treatment of the Options and other existing stock-based compensation arrangements or to negotiate any new management compensation arrangements (including long-term incentive programs) until after the consummation of the proposed transaction.

     In a telephone conversation on October 20, 1998, Morgan Stanley advised Lehman Brothers that, in light of their prior discussions concerning the price and other terms of the Proposal, Parent was prepared to increase the price to be paid per Share to $5.875. Later that day, Lehman Brothers informed Morgan Stanley that the Special Committee had rejected the proposed increased per Share price. On October 21, 1998, Morgan Stanley advised Lehman Brothers that Parent might be willing to increase its proposed price to $6.00 per Share, subject to the satisfactory resolution of other issues in the draft merger agreement. Later that day, Lehman Brothers advised Morgan Stanley that the Special Committee was not prepared to agree to recommend a price of $6.00 per Share but that it would recommend a price of $6.375 per Share.

     On October 23, 1998, the Special Committee held a meeting at which Lehman Brothers reviewed its conversations with Morgan Stanley. Lehman Brothers stated that it believed Parent would offer $6.125 per Share if the Special Committee would indicate that it was prepared to recommend that price. Kirkpatrick & Lockhart LLP summarized its discussions with representatives of the Company and Shearman & Sterling concerning the treatment of the Options and the Company's other stock-based compensation arrangements. The Special Committee decided to schedule another meeting for October 25, 1998 to review that issue further, to discuss the recently received redraft of the merger agreement and to consider the Special Committee's schedule and strategy over the following week prior to the scheduled Board meeting.

     At the October 25, 1998 meeting of the Special Committee, Kirkpatrick & Lockhart LLP and Lehman Brothers reviewed the issues arising from the potential means of addressing the Company's stock-based compensation arrangements. After some discussion, the Special Committee decided to inform the Company and the advisors to Parent that the Special Committee was indifferent concerning any issues related to the treatment of the Company's existing stock-based compensation or future management incentive plans, assuming that no understanding had been reached in that regard between Parent and management of the Company (as the Special Committee had been told).

     On October 26, 1998, Mr. Dolle called Mr. Sheehan to discuss in more detail Parent's strategic reasons for seeking to acquire the entire equity interest in the Company. Mr. Dolle stated that, as Parent had disclosed publicly, its strategic goal was to focus on the development of its flat carbon and stainless steel businesses and that Parent desired to be a worldwide competitor in the stainless steel industry. He further advised Mr. Sheehan that the Company was the business unit through which this strategy would be implemented in North America. Mr. Dolle further indicated that Parent intended to turn certain large capital expenditures made by the Company in the past into key features for the Company's future by targeting certain customer industries thereby assisting the Company to strengthen its positions with the relevant North American manufacturers. Mr. Dolle told Mr. Sheehan that Parent was working with the Company to resolve the issues arising under the Credit Agreements. Mr. Dolle stated that, while the Board had decided to postpone investing in a steckel mill, Parent was aware of the need to address the high costs of hot rolling currently faced by the Company and that, after reviewing alternative solutions available to the Company, Parent intended to make a decision that optimized the Company's production costs, flexibility and quality.

     At a meeting of the Special Committee held on October 28, 1998, counsel to the Special Committee discussed the negotiations that had been held that morning with counsel to Parent concerning the terms of the draft merger agreement. Counsel stated that they believed that there were very few substantive issues separating the parties with respect to the draft merger agreement and that the most significant remaining issue was a proposed condition to Parent's obligation to close the tender offer. Lehman Brothers summarized for the Special Committee its conversations with Morgan Stanley over the last few days and said that while the stated offer by Parent was $6.125 per Share, Lehman Brothers believed that Parent would offer $6.25 per Share if the Special Committee would state that it was prepared to recommend the proposed transaction. Lehman Brothers further stated that it believed that Morgan Stanley might not have had authority from Parent to negotiate an offer of more than $6.25 per Share. In Lehman Brothers' view, Mr. Dietrich would have to speak directly to Mr. Dolle or Mr. Hudry if further progress was to be made on pricing, and the Special Committee authorized Mr. Dietrich to do so.

     On October 28, 1998, Messrs. Dolle, Dujardin, Dietrich, Sheehan, Salvadore, Vincent and other officers and directors of the Company had dinner together. During this dinner, Messrs. Dolle, Dietrich and Dujardin discussed the outstanding issues with respect to the draft merger agreement, including the price per Share to be paid in the proposed transaction. In light of Mr. Dietrich's indication that the Special Committee was not willing to recommend $6.25 per Share, Mr. Dolle stated that further discussion of the price would need to be held with Mr. Hudry the following morning.

     At two meetings held on October 29, 1998, the Special Committee reviewed with its legal and financial advisors the terms of the draft merger agreement and the negotiations concerning the proposed price to be paid for the publicly held Shares. At the second of those meetings, Mr. Dietrich explained to the Special Committee that, after several conversations with Mr. Hudry that day, following consultation with the Special Committee's advisers, he had preliminarily agreed with Mr. Hudry on a resolution of the principal outstanding issues, including a price of $6.25 per Share. Lehman Brothers delivered to the Special Committee its oral opinion that the proposed transaction with Parent at $6.25 per Share was fair to the Company's public shareholders. Kirkpatrick & Lockhart LLP told the Special Committee that, having reviewed the most recent draft of the merger agreement, Kirkpatrick & Lockhart LLP was satisfied that there remained only a small number of limited issues to resolve with Shearman & Sterling. On that basis, the Special Committee decided to approve the merger agreement and recommend that the entire Board approve the merger agreement and recommend to the Company's shareholders that they accept the proposed tender offer and tender their Shares.

     At the subsequent Board meeting on October 29, 1998, Mr. Dietrich gave a report to the entire Board concerning the activities of the Special Committee and its advisors. Kirkpatrick & Lockhart LLP discussed the fiduciary obligations of the directors of the Company in considering a transaction such as the one proposed by Parent and summarized the principal terms of the draft merger agreement. Lehman Brothers reviewed with the Board its study and evaluation of the Company and of the proposed transaction as embodied in the draft merger agreement.

     Following these presentations, during which directors asked questions of both Lehman Brothers and Kirkpatrick & Lockhart LLP, Mr. de Ravel d'Esclapon asked that he and the other Disinterested Director who was not on the Special Committee be permitted to meet privately with the Special Committee and its advisors. At that private session, Mr. de Ravel d'Esclapon asked, among other things, whether this was the appropriate time to agree to a merger transaction with Parent. Lehman Brothers explained that, given the financial condition of the Company and the issues related to its ability to comply with the terms of the Credit Agreements, the Company only had a limited number of options. Lehman Brothers then discussed the financial value to the public shareholders of the previously proposed rights offering, which Lehman Brothers estimated as being less than the price proposed to be paid for the publicly held Shares by Parent. Mr. de Ravel d'Esclapon then inquired whether the Special Committee had ever received any evaluation or similar materials concerning the Company prepared by or for the benefit of Parent. The Special Committee's advisors explained to Mr. de Ravel d'Esclapon that several requests had been made to the advisors to Parent for such materials, although none had been provided. Lehman Brothers did indicate that it had received from the Company certain materials prepared in May 1998 by Morgan Stanley and a few pages of analysis prepared at some later date by Morgan Stanley.

     When the Board meeting reconvened, Mr. de Ravel d'Esclapon asked the Affiliate Directors whether any such evaluation or similar materials had been prepared. One of the Affiliate Directors noted that there had been discussions among Parent and its advisers concerning a valuation of the Company and how the process of completing a transaction such as this one would ordinarily proceed. Another Affiliate Director stated that a report from Morgan Stanley would be included in the documents to be filed with the Commission.

     After further discussion, a motion was made, seconded and unanimously approved by the Board to accept Parent's proposal, to execute a definitive merger agreement and to recommend that the public shareholders of the Company accept Parent's tender offer and tender their Shares.

     Late in the evening of October 29, 1998, counsel to the Special Committee and Parent finalized the draft merger agreement and the parties executed that merger agreement, dated as of October 29, 1998 (the "Initial Merger Agreement"), and, early in the morning of October 30, 1998, the parties announced that the Initial Merger Agreement had been signed.

     After the Special Committee and the Board had both acted to approve the Initial Merger Agreement, representatives of the Special Committee and the Company learned that, prior to making the Proposal, certain officers of Parent (including certain Affiliate Directors) had been provided with a draft of valuation and related materials concerning the Company prepared by Morgan Stanley, which draft materials had not been provided to the Special Committee or its advisors. Parent provided the Special Committee and its advisors with the final Morgan Stanley report, although Parent declined to provide them with the prior draft materials. On November 3, 1998, the Special Committee resolved to withdraw its recommendation of the Initial Merger Agreement unless it was provided with a copy of those draft materials and advised Parent of its decision. Parent then agreed to provide a copy of the requested materials, and that copy was delivered to Mr. Dietrich's office on the morning of November 4, 1998.

     Upon reviewing that draft, it was determined that some of the information contained therein warranted further analysis, particularly certain potential ranges of prices that Parent might consider. Given the fact that the Special Committee determined that it could not at that time recommend the proposed transaction to shareholders of the Company and that Parent's tender offer for the publicly-held Shares had to be commenced on the next day under the relevant rules of the Commission, the Special Committee decided to withdraw such recommendation. At approximately 2:00 p.m., Eastern time, on November 4, 1998, the Special Committee issued the following press release:

     PITTSBURGH, November 4, 1998 -- The Special Committee of the Board of Directors of J&L Specialty Steel, Inc. (NYSE: JL) announced today that, in light of additional information provided to the Special Committee today by Usinor, the Committee was withdrawing its prior recommendation that shareholders accept the proposed tender offer by Usinor for all publicly-held shares at $6.25 per share. The Chairman of the Special Committee stated that this additional information requires further study by the Special Committee in consultation with its professional advisors and that the Special Committee will promptly assess its options in light of that further study.

     The Special Committee, comprised of disinterested directors of J&L, was formed to consider the proposal made in September by Usinor to acquire the 46.5% of J&L not already owned by Usinor.

     Following the issuance of that press release, representatives of the Special Committee and Parent held several conversations concerning the appropriate next steps. Parent informed the Special Committee that, in accordance with the terms of the Initial Merger Agreement, as a result of the Special Committee's withdrawal of its recommendation, Parent would terminate the Initial Merger Agreement and would not continue with its tender offer. Parent informed the Special Committee that it would be willing to execute a new merger agreement containing the same terms and conditions as the Initial Merger Agreement, if the Special Committee and the Board would be willing to recommend the transaction. Before the opening of trading on the following day, November 5, 1998, Parent issued the following press release:

     Paris, France, November 5, 1998 -- Usinor announced today that it had determined not to continue with a previously announced tender offer to acquire shares of J&L Specialty Steel, Inc. (NYSE: JL) and that it had terminated its previously announced merger agreement entered into with J&L on October 29, 1998. Usinor's decision was made in response to an announcement yesterday by the Special Committee of the J&L Board of Directors that, in light of additional information provided to the Special Committee by Usinor, the Special Committee was withdrawing its recommendation that shareholders accept Usinor's proposed offer. Usinor informed the Special Committee that if, after the Special Committee's review of such additional information, the Special Committee were prepared today to recommend a transaction with Usinor and the J&L Board of Directors to approve an agreement between Usinor and J&L to effect such a transaction on the same terms and conditions as those set forth in the October 29, 1998 merger agreement, Usinor would be prepared to execute such an agreement and to consummate such a transaction.

     With a worldwide production of approximately 16.1 million tons in 1997, Usinor is a world leading producer of steel. Its principal activities are divided into Flat Carbon Steels, Stainless Steel and Alloys and Specialty Steels.

     The Special Committee's advisors reviewed the Morgan Stanley draft materials after they were provided by Parent to the Special Committee and discussed with the Special Committee the implications of those materials for the Special Committee in its deliberations. On November 5, 1998, the Special Committee convened a meeting at which Lehman Brothers advised the Special Committee that the valuation materials contained in the draft did not change its valuation of the Company or its assessment as to fairness, from a financial point of view, of the $6.25 price per Share contemplated by the Initial Merger Agreement, because the analyses in those materials were substantially the same as the analyses Lehman Brothers had performed, Morgan Stanley had not reached conclusions that were materially different from those of Lehman Brothers and to the extent there was any divergence, it was primarily the result of Lehman Brothers' use of more current projections prepared by the Company's management, which were more pessimistic than those prepared by the Company's management earlier in the year and used in preparing the draft Morgan Stanley materials. Lehman Brothers also reminded the Special Committee that the draft materials represented the views of Morgan Stanley and to the extent the price ranges therein included prices that were higher than the proposed price, this was also, in part, a result of the use of the more optimistic projections.

     In light of the information contained in the materials, the Special Committee resolved to have Mr. Dietrich contact Parent to discuss a possible increase in the purchase price. After further discussions, Parent agreed to increase the price per Share to $6.375. Thereafter, the Special Committee resolved to recommend that the Board approve the transaction with Parent and the Merger Agreement and that the Board recommend that the public shareholders accept the Offer and tender their Shares in the Offer. Following a report of the Special Committee and its recommendations and the delivery of an oral opinion of Lehman Brothers concerning the fairness of the per Share consideration, the Board, by the unanimous vote of all directors present, approved the Merger Agreement and the Transactions. The Merger Agreement was executed on November 5, 1998.

     During the week of November 2, 1998, representatives of Parent and the Company met with representatives of the agent bank under the Credit Agreements to discuss a proposed amendment to the Credit Agreements. In the event that the proposed amendment is not executed, a put event may be triggered under the Credit Agreements, permitting any of the banks to require the Company to pay off such portion of the loans or, if possible, the Company may secure another bank to assume such portion of the loans. As a result of that meeting, the agent determined to recommend that the other lenders under the Credit Agreements agree to changes thereto that would include (i) a guaranty by Parent of the Company's payment obligations under the Credit Agreements; (ii) having a favorable adjustment to the interest rates on the outstanding loans thereunder; (iii) deleting most of the operating and financial covenants made by the Company therein; and (iv) effectively substituting covenants by Parent with the same terms as given by Parent to the lenders under its own most recent revolving credit agreement. It is currently contemplated that this amendment to the Credit Agreements will be executed in the coming weeks assuming agreement can be reached with the bank group.

     In making the decisions referred to in Item 4(a) above "Recommendation of the Board of Directors", the Special Committee considered the following factors, which, in the view of the Special Committee, when taken together, supported such decisions:

          (i) the likelihood (x) that the Company would breach at least one of the financial covenants contained in the Credit Agreements at December 31, 1998 if the Company did not obtain additional equity capital or amend or replace the Credit Agreements, and that the Company might not be able to obtain from its lenders a waiver of any such breach, negotiate necessary amendments to those covenants or improve its capital structure without Parent's active participation; (y) that any such waiver or amendments, even if obtained, would require the Company to pay substantial fees and higher rates of interest on the amounts outstanding under the Credit Agreements if Parent was not financially involved; and (z) that any attempt to raise funds in the capital markets would be unsuccessful without Parent's substantial participation (Moreover, although Parent has indicated that it is willing to participate in negotiations relating to modification of the Credit Agreements, guarantee the Company's payment obligations thereunder and participate in any capital-raising transaction by the Company, Parent has no obligation to do so or to agree to any particular forms of assistance or particular terms for any such assistance.);

          (ii) the Company's worsening liquidity situation, including the fact that, during most of the period since the appointment of the Special Committee by the Board, the Company had available less than $10 million of borrowing capacity pursuant to the terms of the Credit Agreements;

          (iii) the probability that the Company's financial condition, which has several causes, including (x) the fact that the Company has realized very low, if not negative, operating profit margins during this year on many of the products the Company sells, and (y) start-up problems with the Company's new DRAP line at its Midland, Pennsylvania plant, was unlikely to improve in the near-term;

          (iv) the Company's uncertain longer-term prospects given (w) the difficulty of predicting when prices in the stainless steel industry will begin to recover and to what level; (x) the difficulty of forecasting the results and ultimate effect of the unfair trade practice cases filed by the Company and others and the timing of any such effect; (y) the likely effects on the prices of stainless steel commodity products of the start-up of full-scale production at two new domestic plants; and (z) the substantial funds required for capital expenditures that the Company believes are necessary to remain competitive in the longer term;

          (v) Mr. Dolle's statements to members of the Special Committee that Parent's strategic goal was to focus on the development of its flat carbon and stainless steel businesses and that the Company was the business unit through which this strategy would be implemented in North America;

          (vi) the historical market prices and recent trading activity in the Shares, including (x) that the Offer price of $6.375 per Share represents a premium of approximately 100% over the $3.1875 per Share closing price on September 22, 1998, the day prior to the announcement of the Proposal, a premium of approximately 117% over the closing price of $2.9375 per Share one week prior to the announcement of the Proposal, a premium of approximately 26% over the closing price of $5.0625 per Share one month prior to the announcement of the Proposal and a premium of approximately 5% over the closing price of $6.0625 per Share two months prior to the announcement of the Proposal and (y) that the Shares never traded on the New York Stock Exchange (the "NYSE") above $6.25 per Share after the September 23, 1998 announcement of the Proposal;

          (vii) the history of the negotiations between the Special Committee and its representatives and Parent and its representatives, including (x) that the negotiations resulted in an increase in the price at which Parent agreed to acquire the Shares from $5.75 to $6.375 per Share; and (y) the Special Committee's considered belief that Parent would not further increase the Offer price and, accordingly, that $6.375 per Share was, in the view of the Special Committee, the highest price that could be obtained from Parent by the Special Committee;

          (viii) the opinion of Lehman Brothers that, based upon and subject to the assumptions and qualifications stated therein, the $6.375 price per Share to be received by the shareholders of the Company (other than Parent and its subsidiaries) in the Offer and the Merger is fair to such holders from a financial point of view, and the analyses that Lehman Brothers presented to the Special Committee in connection therewith;

          (ix) the requirement of the Minimum Condition that the Offer cannot be consummated without the consent of the Special Committee unless at least a majority of the Shares not owned by Parent or Purchaser are tendered pursuant to the Offer and not withdrawn;

          (x) the fact that Parent owns a sufficient number of Shares to control any disposition of the Company and has indicated that it does not have any current plans to sell any Parent Shares; and the fact that, accordingly, the Special Committee and Lehman Brothers were not authorized to, and did not, solicit third party indications of interest to acquire the Company as a whole or any of its businesses;

          (xi) the terms of the Merger Agreement, including (a) that the conditions to the Offer may not be changed in any manner that is materially adverse to the public shareholders without the consent of the Special Committee and a majority of the Disinterested Directors; (b) that the recommendation of the Special Committee may be withdrawn, modified or amended to the extent the Special Committee believes it necessary to do so in the exercise of its fiduciary duties; (c) that the Offer is not subject to any financing condition; (d) that the terms of the Merger Agreement may only be amended or waived with the consent of the Special Committee and a majority of the Disinterested Directors; (e) that it is a condition to the Merger that all Shares validly tendered and not withdrawn pursuant to the Offer shall have been purchased by Purchaser; and (f) the limited nature of the other conditions to the Offer and the Merger; and

          (xii) the availability of dissenters' rights pursuant to which the public shareholders of the Company may have the fair value of their Shares judicially determined under Pennsylvania law in connection with the Merger.

     In making its decisions referred to above, the Board considered the following factors, which, in the view of the Board, when taken together, supported such decisions: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special

Committee, including the receipt by the Special Committee of the opinion of Lehman Brothers addressed solely to the Special Committee that, based upon and subject to the assumptions stated therein, the $6.375 per Share to be received by the shareholders of the Company (other than Parent and its subsidiaries) in the Offer and the Merger is fair to such holders from a financial point of view and the analysis presented by Lehman Brothers to the Board; and (iii) the fact that the $6.375 per Share Offer price and the terms and conditions of the Merger Agreement were the result of extended arm's-length negotiations between the Special Committee and Parent.

     The members of the Board, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company and after their receipt of the advice of their financial and legal advisors. In light of the number and variety of factors that the Board and the Special Committee considered in connection with their evaluations of the Offer and the Merger, neither the Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Board nor the Special Committee did so.

     The Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of Disinterested Directors appointed to represent the interests of the shareholders other than Parent; (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained Lehman Brothers as its independent financial advisor to assist it in evaluating the Proposal made by Parent and received advice from Lehman Brothers; (iv) the Minimum Condition (which may not be waived without the consent of the Special Committee) has the effect of requiring the holders of a majority of the Shares (other than Parent) to tender their Shares into the Offer in order for it to be consummated; (v) of the process of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; (vi) of the fact that the $6.375 per Share price and the other terms and conditions of the Merger Agreement resulted from the active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent, on the other; and (vii) of the availability of dissenters' rights to the public shareholders.

     The Board and the Special Committee recognized that the Merger was not structured to require the approval of a majority of the shareholders of the Company other than Parent, and that Parent currently has sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. However, the Special Committee and the Board also recognized that, since (x) it is a condition to the Merger that Parent shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, and (y) it is a condition (waivable only with the consent of the Special Committee) to consummation of the Offer that there be validly tendered and not withdrawn at least a majority of the issued and outstanding Shares without regard to the Shares owned by Parent (i.e., the Minimum Condition), the Merger is effectively conditioned on satisfaction of the Minimum Condition.

     The Board and the Special Committee also recognized that the terms of the Merger Agreement did not require cancellation of the Options or any other existing rights on the part of management to acquire equity of the Company, and that there was no assurance that such rights would be eliminated or on what terms. However, the Special Committee and the Board also believed that management would be likely to agree to such a cancellation in connection with any new management incentive plans adopted for the Surviving Corporation, and that any such plans were unlikely to be more generous in any material way than incentive plans of comparable companies.

     Lehman Brothers has acted as the financial advisor to the Special Committee in connection with the Offer and the Merger. On November 5, 1998, Lehman Brothers delivered its oral opinion to the Special Committee and the Board (subsequently confirmed in writing as of such date) that the consideration to be offered to the shareholders of the Company other than Parent (the "Public Shareholders") is fair, from a financial point of view, to the Public Shareholders.

     The full text of the opinion of Lehman Brothers dated November 5, 1998 (the "Lehman Opinion") is attached hereto as Annex II and is incorporated herein by reference. Shareholders should read the Lehman Opinion for a discussion of matters considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The summary of the Lehman Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the Lehman Opinion.

     No limitations were imposed by the Company or the Special Committee on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in connection with preparing the Lehman Opinion, except that Lehman Brothers was not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to a purchase of all or any part of the Company's business. Lehman Brothers was not requested to and did not make any recommendation to the Special Committee as to the form or amount of consideration to be received by the Public Shareholders in the Offer and the Merger, which was determined primarily through negotiations between the Special Committee and Parent (although Lehman Brothers did participate in such negotiations). In arriving at the Lehman Opinion, Lehman Brothers did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the Public Shareholders in the Offer and the Merger on the basis of the financial and comparative analyses described below. The Lehman Opinion is for the use and benefit of the Special Committee and was rendered to it in connection with its consideration of the Offer and the Merger and is not intended to be and does not constitute a recommendation to any Public Shareholder as to whether to accept the consideration to be offered to such shareholder in the Offer or the Merger. Lehman Brothers was not requested to opine as to, and the Lehman Opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Offer or the Merger.

     In arriving at the Lehman Opinion, Lehman Brothers reviewed and analyzed:
(a) the Merger Agreement and the specific terms of the Offer and the Merger; (b) the annual report of the Company for the fiscal year ended December 31, 1997 filed on Form 10-K, the quarterly financial report of the Company for the fiscal quarter ended June 30, 1998 filed on Form 10-Q, and such other publicly available information concerning the Company that Lehman Brothers believed to be relevant to its analysis; (c) financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman Brothers by the Company; (d) a trading history of the Shares from December 14, 1993 (the date of the Company's initial public offering) to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant; (e) a comparison of the historical financial results and present financial condition of the Company with those of other companies Lehman Brothers deemed relevant; (f) a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other merger transactions that Lehman Brothers deemed relevant; (g) current conditions of and forecasts for the industry in which the Company operates; and (h) the Company's current cash flow forecast and limited cash position, its ability to meet short-term liquidity requirements and longer-term capital expenditures and the potential alternatives available to the Company to fund such requirements and expenditures. In addition, Lehman Brothers had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition, liquidity and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at the Lehman Opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information made available to Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company would perform substantially in accordance with such projections. In arriving at the Lehman Opinion, Lehman Brothers conducted only a limited physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. In addition, the Company did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or any part of the Company's business. The Lehman

Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Lehman Opinion.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at the Lehman Opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevancy of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Additionally, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Discounted Cash Flow Analysis. Lehman Brothers performed a discounted cash flow analysis on the projected financial information of the Company for the last three months of fiscal 1998 and the fiscal years 1999 through 2007 based upon operating and financial assumptions, forecasts and other information provided to Lehman Brothers by the management of the Company. Using this information, Lehman Brothers discounted to present value the projected stream of unleveraged net income (earnings before interest and after taxes) for the last three months of 1998 and the fiscal years 1999 through 2007 as adjusted for: (i) certain projected non-cash items (such as depreciation and amortization and non-cash post-retirement expenses); (ii) forecasted capital expenditures (including discretionary capital expenditures); (iii) forecasted working capital adjustments; and (iv) pension funding requirements. To estimate the residual value of the Company at the end of the forecast period (the "Terminal Value"), Lehman Brothers utilized two approaches, applying a range of 5.0x-7.0x multiples to projected fiscal 2007 earnings before interest, taxes, depreciation and amortization and applying terminal period growth rates of 1.0%-3.0% to projected fiscal 2007 operating cash flow.

     Lehman Brothers applied discount rates that varied from 10% to 12% or from 15% to 17% based upon different assumptions concerning the Company's ability to fund its capital needs and avoid a default under the Credit Agreements. The equity value per Share resulting from these analyses ranged from $2.78 per Share to $10.54 per Share or from ($1.79) per Share to $2.98 per Share, respectively, depending upon the discount rate applied.

     Comparable Public Company Analysis. Lehman Brothers compared the historical financial, operating and stock market performances of certain publicly traded companies that it considered relevant with the historical financial and operating performance of the Company, based upon information that was publicly available and based upon information provided to Lehman Brothers by management of the Company. Lehman Brothers considered companies in three principal industry segments, stainless steel producers, specialty metals producers and carbon steel producers. The companies that Lehman Brothers included in its universe of stainless steel producers were Allegheny Teledyne Incorporated, Armco Inc. and Carpenter Technology Corporation (the "Comparable Stainless Steel Producers"), in its universe of specialty metals producers were Quanex Corporation, RTI International Metals, Inc., Special Metals Corporation, The Timken Company and Titanium Metals Corporation (the "Comparable Specialty Metals Producers"), and in its universe of carbon steel producers were AK Steel Holding Corporation, Bethlehem Steel Corporation, Geneva Steel Company, The LTV Corporation, National Steel Corporation, Nucor Corporation, Rouge Industries Inc., Steel Dynamics, Inc., USX Corporation-U.S. Steel Group and Weirton Steel Corporation (the "Comparable Carbon Steel Producers" and, together with the Comparable Stainless Steel Producers and the Comparable Specialty Metals Producers, the "Comparable Companies").

     Lehman Brothers calculated a range of market multiples for the Comparable Companies by dividing the aggregate value (total common shares outstanding multiplied by the closing market price per share on October 26, 1998, plus the latest reported debt, unfunded pension and non-pension retiree benefits, preferred stock and minority interest, minus the latest reported cash and cash equivalents) of each of the Comparable Companies by such company's net sales and net tangible asset value (total assets less intangible assets less cash) as reported in publicly available information. In addition, Lehman Brothers divided the equity value per share on October 26, 1998 of each of the Comparable Companies by the latest reported tangible equity value per share as reported in publicly available information and by projected earnings per share ("EPS") for 1999 calendar year as represented by the mean estimate reported by First Call Corporation. This analysis indicated that the relevant ranges of multiples derived from the Comparable Companies were (i) net sales: 0.16x to 2.14x; (ii) net tangible asset value: 0.27x to 1.80x; (iii) tangible equity value: 0.32x to 3.75x; and (iv) 1999 EPS: 4.7x to 25.5x.

     Lehman Brothers then calculated imputed valuation ranges of the Company, both before the potential dilutive effect of a common stock rights offering and assuming dilution, by applying a range of multiples, derived from its analysis of the Comparable Companies, to the results of the Company. This analysis resulted in a range of values of the Company of ($0.05) to $3.83 per Share.

     Because of the inherent differences between the business, operations and prospects of the Comparable Stainless Steel Producers, the Comparable Specialty Metals Producers and the Comparable Carbon Steel Producers, on the one hand, and the Company, on the other, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Comparable Stainless Steel Producers, the Comparable Specialty Metals Producers and the Comparable Carbon Steel Producers, on the one hand, and the Company, on the other, that would affect the public trading values of each.

     Common Stock Price Analysis. Lehman Brothers compared the Company's stock price performance from December 14, 1993, the day of the Company's initial public offering, until September 22, 1998, one day before public announcement of the Proposal. Using December 14, 1993 as the base of 100%, on September 22, 1998, the Company's common stock price was 22% of the base value, as compared to the S&P 400 Index value of 229%.

     Lehman Brothers also compared the Company's stock price performance from December 14, 1993 to September 22, 1998 with those of an index of the Comparable Stainless Steel Producers, an index of the Comparable Specialty Metals Producers and an index of the Comparable Carbon Steel Producers. Using December 14, 1993 as the base of 100%, on September 22, 1998, the Company's common stock price was 22% of the base value, as compared to the values of the Comparable Stainless Steel Producers, the Comparable Specialty Metals Producers and the Comparable Carbon Steel Producers indices of 85%, 97% and 66% of their base values, respectively.

     Lehman Brothers noted that the Offer price of $6.375 per Share was 100% above the closing stock price one day prior to the announcement of the Proposal of $3.1875 per Share, 117% above the closing price one week prior to the announcement of the Proposal of $2.9375 per Share, 26% above the closing price one month prior to the announcement of the Proposal of $5.0625 per Share, 5% above the closing price two months prior to the announcement of the Proposal of $6.0625 per Share and 54% below the Company's 52-week high through September 22, 1998. As of September 22, 1998, the Comparable Stainless Steel Producers were down an average 42% from their 52-week highs, the Comparable Specialty Metals Producers were down an average 50% from their 52-week highs and the Comparable Carbon Steel Producers were down an average 54% from their 52-week highs. Overall, the Comparable Companies were down an average 51% from their 52-week highs. Lehman Brothers also considered the fact that each of the Comparable Companies had positive earnings before interest and taxes ("EBIT") during the twelve-month period ended June 30, 1998, while the Company had negative EBIT for that period.

     Lehman Brothers also considered the liquidity of the Shares on an absolute basis and relative to the Comparable Companies. The Company's market capitalization was $124 million as of September 22, 1998

(one day prior to the announcement of the Proposal), as defined by the Shares outstanding multiplied by market price per Share, average 200-day daily trading volume level was 69,700 Shares traded, public float was 46% of the Shares outstanding and the market value of the public float was $57 million as of September 22, 1998. The Comparable Companies had a mean market capitalization, 200-day daily trading volume level, public float and market value of public float of $878 million, 267.3 thousand, 77% and $776 million, respectively, as of September 22, 1998.

     Comparable Transactions Analysis. Lehman Brothers compared the financial and operating performance of certain companies that had engaged in merger transactions since January 1990 with the historical financial and operating performance of the Company. Lehman Brothers analyzed the purchase prices and multiples paid or proposed to be paid in selected merger and acquisition transactions using publicly available information. The transactions that Lehman Brothers considered comparable to the Offer and the Merger included the transactions by Imetal SA with Copperweld Corp., by NKK Corp. with National Steel Corp., by Armco Inc. with Cyclops Industries Inc., by Lukens Inc. with Washington Steel Corp., by Kyoei Steel Ltd. with Florida Steel Corporation, by Allegheny Ludlum Corp. with Athlone Industries Inc., by Birmingham Steel Corp. with American Steel and Wire Corp., by an Investor Group with Gulf States Steel, Inc., by BRW Steel Corp. with Bliss and Laughlin Industries Inc., by Renco Group Inc. with WCI Steel Inc., by CPT Holdings, Inc. with Steel of West Virginia Inc., by Allegheny Teledyne Incorporated with Oregon Metallurgical Corporation, by Co-Steel, Inc. with New Jersey Steel Corporation, by Bethlehem Steel Corporation with Lukens Inc., by Allegheny Teledyne Incorporated with Bethlehem Steel Corporation, by Aluminum Company of America with Alumax Inc., by Ispat International with Inland Steel Company, by Blackstone Group/Veritas Capital Partners LP with Republic Engineered Steels, Inc. and by Universal Stainless and Alloy Products, Inc. with AL Tech Specialty Steel (the "Selected Acquisitions").

     Lehman Brothers calculated the purchase price as a multiple of sales for each acquired company for the four fiscal quarters immediately preceding the announcement of the transaction. This analysis indicated that the range of multiples of purchase price to net sales derived from the Selected Acquisitions was 0.22x to 4.04x. Based on the Offer price, the Company's multiple of net sales is 1.24x. Lehman Brothers then calculated the imputed valuation ranges of the Company by applying the results for the preceding four fiscal quarters of the Company to multiples derived from its analysis of the Selected Acquisitions. This analysis resulted in a range of values of the Company of $0.60 to $2.32 per Share.

     Lehman Brothers also analyzed the purchase prices paid in connection with selected minority squeeze-out transactions (i.e., transactions in which a majority owner bought out the minority stake held by the public) which had occurred or been announced since January 1990 (the "Squeeze-Out Transactions"). Lehman Brothers calculated the premium per share paid by the acquiror in each of the Squeeze-Out Transactions as a percentage of the stock price of the acquired company one day, one week, four weeks, eight weeks, at the 52-week high and the 52-week low prior to the original announcement of the Squeeze-Out Transactions. This analysis indicated that the relative ranges of premiums were (i) one day:
(18)% to 77%; (ii) one week: (19)% to 90%; (iii) four weeks: (46)% to 88%; (iv)
eight weeks: (48)% to 90% (v) at the 52-week high: (53)% to 56%; and (vi) at the 52-week low: (16)% to 439%. Lehman Brothers calculated that the mean premium paid in the Squeeze-Out Transactions as a percentage of the stock price of the acquired company one day, one week, four weeks, eight weeks, at the 52-week high and at the 52-week low prior to the original announcement of the Squeeze-Out Transactions was 25%, 32%, 37%, 36%, 1% and 106%, respectively. Lehman Brothers compared the above-mentioned ranges and mean premiums of the Squeeze-Out Transactions to the premiums implied by the Offer price over the closing market price of the Shares one day, one week, four weeks, eight weeks, at the 52-week high and at the 52-week low prior to the announcement of the Proposal. The Offer price implied premiums of 100%, 117%, 26%, 5%, (54)% and 117%, respectively, over the closing market price of the Shares one day, one week, four weeks, eight weeks, at the 52-week high and at the 52-week low prior to the announcement of the Proposal. Lehman Brothers then calculated the imputed valuation range of the Company by applying the mean premiums derived from its analysis of the Squeeze-Out Transactions to the closing market price of the Shares on the appropriate date. This analysis resulted in a range of values of the Company of $3.87 to $14.01 per Share.

     Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the Company and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgements concerning differences between the characteristics of these transactions and the Offer and the Merger that would affect the acquisition value of the Company and such acquired companies.

     Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Lehman Brothers because of its expertise, reputation and familiarity with the Company and because its investment banking professionals have substantial experience in transactions similar to the Merger.

     In the ordinary course of its business, Lehman Brothers may trade in the Shares for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in the Shares.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of a letter agreement dated October 1, 1998 (the "Engagement Letter"), the Special Committee retained Lehman Brothers as the Special Committee's exclusive financial advisor for the purpose of assisting the Special Committee in evaluating a transaction with Parent and to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be offered to the Public Shareholders pursuant to the Offer and the Merger.

     Pursuant to the Engagement Letter, the Company paid Lehman Brothers an initial retainer fee of $200,000 and, upon delivery of the Lehman Opinion, an additional fee of $700,000. Upon consummation of the Offer, the Company has agreed to pay Lehman Brothers an additional fee of $850,000. The Company will reimburse Lehman Brothers for its reasonable expenses (including, without limitation, legal fees and disbursements) incurred in connection with Lehman Brothers' engagement by the Special Committee. The Company has agreed to indemnify Lehman Brothers and its controlling persons, affiliates, directors, officers, employees and agents for certain costs, expenses and liabilities to which Lehman Brothers or any other indemnified person may become subject arising out of or in connection with the rendering of services by Lehman Brothers pursuant to the Engagement Letter or upon the request of the Special Committee.

     Except as disclosed in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) The Company has not been advised by any of its executive officers, directors or affiliates whether any such person intends to tender Shares owned by him or her pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Item 3(b) and Item 4 of this Statement (the provisions of which are hereby incorporated herein by reference), there is no transaction, board resolution, agreement in principle or signed contract which relates to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                            EXHIBIT NO.
                            -----------
(a)(1)  Offer to Purchase dated November 12, 1998.
(a)(2)  Letter of Transmittal dated November 12, 1998.
(a)(3)  Letter to Shareholders of the Company dated November 12,
        1998.
(a)(4)  Press release issued by the Company on November 5,1998.
(a)(5)  Opinion of Lehman Brothers dated November 5, 1998 (included as Annex II to this Statement).*
(b)     None.
(c)(1)  Agreement and Plan of Merger dated November 5, 1998 among
        Parent, Purchaser and the Company.
(c)(2)  Proxy Statement of the Company dated March 27, 1998
        (included as Annex I to this Statement).*

---------------
*Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J&L Specialty Steel, Inc.

                                          By:   /s/ EUGENE A. SALVADORE
                                          --------------------------------------
                                              Eugene A. Salvadore
                                              President and Chief Executive
                                              Officer

Dated: November 12, 1998

                                                                         ANNEX I

                           J&L SPECIALTY STEEL, INC.

                                 One PPG Place
                                 P.O. Box 3373
                      Pittsburgh, Pennsylvania 15230-3373

                                PROXY STATEMENT

     This proxy statement and the accompanying proxy card are being mailed on or before March 27, 1998 to the shareholders of J&L Specialty Steel, Inc. (the "Company") in connection with the solicitation by the Board of Directors of the Company of proxies to be voted at the Annual Meeting and at any adjournments thereof. The Annual Meeting is scheduled to be held on Friday, May 29, 1998, at 10:00 a.m. at the Pittsburgh Hilton and Towers, 600 Commonwealth Place, Pittsburgh, Pennsylvania 15222.

     Only holders of Common Stock, $.01 par value, of the Company ("Common Stock") of record as of March 13, 1998 will be entitled to vote at the Annual Meeting or any adjournments thereof. No other class of common or preferred stock has been issued by the Company. At the record date, there were 38,763,000 shares of Common Stock outstanding. Each share is entitled to one vote on all matters to be considered at the Annual Meeting. The presence, in person or by proxy, of a majority of outstanding shares is necessary to constitute a quorum. You may vote for all, some or none of the nominees for the Board of Directors. Only affirmative votes are counted in the election of directors. The five nominees receiving the highest number of votes cast at the Annual Meeting, a quorum being present, will be elected as directors. Under the Company's Articles of Incorporation, the shareholders do not have cumulative voting rights in the election of directors. Under Pennsylvania law, the affirmative vote of a majority of the votes cast at the Annual Meeting, a quorum being present, is necessary for the ratification of the appointment of the independent auditors. Abstentions and broker non-votes will have no effect on the vote concerning the ratification of the appointment of the independent auditors.

     In the event that at the date of the Annual Meeting any of the nominees for director should for any reason not be available for election, the proxies hereby solicited by the Board of Directors will be voted for the election of such substituted nominees as shall be designated by the Board of Directors.

     Please complete, sign and return the enclosed proxy card in the postage-paid envelope whether or not you plan to attend the Annual Meeting. When properly executed, the vote for your proxy will be cast in accordance with your instructions. Where a choice is specified on the form of proxy, the shares will be voted in accordance with the choice made therein. If no choice is made, the shares will be voted in accordance with the recommendation of the Board of Directors. Your vote is important and must reach our offices in time to be properly counted. Please send it promptly. Your proxy may be revoked by submission of a written notice to the Company's Secretary at any time before it is voted at the meeting. You also have the power to change your vote in person at the Annual Meeting.

                             ELECTION OF DIRECTORS

     Pursuant to the terms of the Company's Articles of Incorporation, the Board of Directors is divided into three classes. Currently, five directors hold office for a term expiring at the Annual Meeting of Shareholders to be held on May 29, 1998, four directors hold office for a term expiring at the Annual Meeting of Shareholders to be held in 1999 and four directors hold office for a term expiring at the Annual Meeting of Shareholders to be held in 2000. The members of each class hold office until their successors are duly elected and qualified. At each annual meeting of shareholders of the Company, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

     Although the Articles of Incorporation permit a maximum number of fifteen directors, the Company is proposing the election of only five directors at this time, resulting in thirteen members on the Board of Directors. The Board of Directors does not anticipate appointing any additional new directors to fill the remaining two vacancies during the next year.

     Pursuant to the July 1995 labor agreement between the Company and the United Steelworkers of America, such union may recommend an individual to the Company's Chief Executive Officer for election as a director of the Company. If the Chief Executive Officer finds this person acceptable, the labor agreement provides that the Chief Executive Officer shall recommend such person for nomination. Mr. Sheehan was so nominated and was elected in 1997 for a term expiring at the annual meeting of shareholders in the year 2000.

     The Articles of Incorporation further require that whenever there is a "Significant Shareholder," not less than two directors shall be "Disinterested Directors." Usinor, a French corporation, currently owns a majority of the Company's stock and is therefore a Significant Shareholder. The term "Disinterested Director" means any director of the Company who is not (i) directly or indirectly through one or more intermediaries in control of, controlled by or under common control with a Significant Shareholder, or (ii) an officer, director, employee or agent of a Significant Shareholder or its affiliates. Mr. Kronk and Mr. Dietrich are the only nominees for director who are considered Disinterested Directors.

     The names of the nominees for director and the directors whose terms will continue after the Annual Meeting, their principal occupations, the periods in which their terms expire and certain other information relating to each is set forth below.

NOMINEES FOR DIRECTOR

     THE BOARD OF DIRECTORS HAS NOMINATED WILLIAM S. DIETRICH, II, JEAN DIDIER DUJARDIN, CLAUDE F. KRONK, MICHEL LE PAGE AND GERARD MARTEL, FOR TERMS EXPIRING AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD IN 2001, AND RECOMMENDS A VOTE FOR THEIR ELECTION.

     William S. Dietrich, II, age 59, will be a new director of the Company. Mr. Dietrich was President and Chief Executive Officer of Dietrich Industries, Inc. from June 1967 until the end of 1997. Mr. Dietrich is a member of the Board of Directors of Worthington Industries, Inc. and Carpenter Technology Corporation.

     Jean Didier Dujardin, age 50, has been a director of the Company since 1995. Mr. Dujardin has been Chief Financial Officer of Ugine, a division of Usinor, since December 1993. From 1987 until December 1993 Mr. Dujardin was Chief Financial Officer of Ascometal, a wholly-owned subsidiary of Usinor.

     Claude F. Kronk, age 66, has been a director of the Company since its inception in 1986. From 1986 until 1995, Mr. Kronk also served as President and Chief Executive Officer of the Company. Mr. Kronk was appointed Vice Chairman and Chief Executive Officer of the Company in August 1995 and served until his retirement from the Company in January 1998. Mr. Kronk is also a director of Cold Metal Products, Inc. and of the Triumph Group, Inc.

     Michel Le Page, age 53, has been a director of the Company since June 1996. Mr. Le Page has been Vice President, Marketing Stainless Steel Flat Products of Ugine since 1989.

     Gerard Martel, age 57, has been a director of the Company since June 1996. Mr. Martel has been Executive Vice President of Ugine since July 1996. From 1988 through June 1996, Mr. Martel was Chairman and Chief Executive Officer of La Meusienne, a wholly-owned subsidiary of Usinor.

CONTINUING DIRECTORS

     TERMS EXPIRING AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD IN 1999

     Guy R. Dolle, age 55, has been Chairman of the Board of Directors of the Company since September 1997. Mr. Dolle has also been Chief Executive Officer of Ugine since September 1997. From May 1995 through September 1997, Mr. Dolle served as Executive Vice President of Strategy, Planning and International Affairs of Usinor. From February 1993 through April 1995, Mr. Dolle was Chairman and Chief Executive Officer of Unimetal, a division of Usinor which manufactures carbon steel long products. From November 1987 through January 1993, Mr. Dolle served as Vice President Operations of Sollac, the flat rolled carbon steel division of Usinor.

     Gerard Picard, age 51, has been a director of the Company since February 20, 1998. Mr. Picard has been President of Francosteel Corporation since January 1998. From January 1997 through August 1997, Mr. Picard served as Executive Director-Commercial Department of Sollac. From November 1993 through December 1996, Mr. Picard was Deputy Managing Director of Arus, a Usinor sales joint venture. Mr. Picard served as Director of Financial Services of Usinor from January 1989 through October 1993.

     Francis Mer, age 58, has been a director of the Company since June 1990. Mr. Mer has been the Chairman and Chief Executive Officer of Usinor since 1987. Usinor is one of the largest steel manufacturers in the world.

     Eugene A. Salvadore, age 49, has been a director of the Company since June 1996. Effective January 1, 1998, Mr. Salvadore was named President and Chief Executive Officer of the Company. Mr. Salvadore had been President and Chief Operating Officer of the Company from July 1995 until December 1997. From April 1993 through June 1995, Mr. Salvadore served as Vice President-Operations. From June 1992 through April 1993, Mr. Salvadore was General Manager-Operations of the Company.

     TERMS EXPIRING AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD IN 2000

     Pierre F. de Ravel d'Esclapon, age 52, has been a director of the Company or its predecessor since June 1990. Mr. de Ravel d'Esclapon has been a partner in the law firm of LeBoeuf, Lamb, Greene & MacRae since March 1992.

     Robert Hudry, age 51, has been a director of the Company since June 1990. Mr. Hudry has been Executive Vice President of Usinor since April 1995. From 1987 through March 1995, Mr. Hudry was Chief Financial Officer of Usinor. Mr. Hudry was also Chairman and Chief Executive Officer of Unimetal, from January 1989 through December 1992.

     Michel J. Longchampt, age 63, has been a director of the Company since June 1990. From 1976 until October 1997, Mr. Longchampt also served as President and Chief Executive Officer of Francosteel Company, a steel distribution company and an affiliate of Usinor. Mr. Longchampt served as Chairman and Chief Executive Officer of Francosteel Company from October 1997 until his retirement on December 31, 1997. Mr. Longchampt is also a director of The France Growth Fund, a closed-end mutual fund.

     John J. Sheehan, age 71, has been a director of the Company since June 1996. Prior to his retirement in 1996, Mr. Sheehan had been Legislative Director and Assistant to the President of the United Steelworkers of America.

                   BOARD OF DIRECTORS AND DIRECTOR COMMITTEES

     The business and affairs of the Company are managed under the direction of the Board of Directors as provided by the By-Laws of the Company and the laws of the Commonwealth of Pennsylvania. Although directors other than Messrs. Kronk and Salvadore were not involved in the day-to-day operations of the business, the Board of Directors was kept informed by meetings, reports and discussions with senior operating management. The Board of Directors held four meetings in 1997. The Audit Committee met twice, and the Compensation Committee and the Incentive-Based Compensation Committee each met once. Each director attended at least 75% of the meetings of the Board of Directors and any committee of which he is a member, with the exception of Messrs. Hudry and Martel.

COMMITTEES OF THE BOARD OF DIRECTORS

     AUDIT COMMITTEE. The directors have established an Audit Committee that, as of December 31, 1997, consisted of Messrs. de Ravel d'Esclapon and Jennings R. Lambeth. Mr. Lambeth is not standing for re-election to the Board of Directors. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and nonaudit fees and reviews the adequacy of the Company's internal accounting controls.

     COMPENSATION COMMITTEE. The directors have established a Compensation Committee consisting of Messrs. de Ravel d'Esclapon, Dolle, Dujardin and Mer which makes recommendations with respect to salaries and bonuses payable to the Company's executive officers.

     INCENTIVE-BASED COMPENSATION COMMITTEE. The directors have established an Incentive-Based Compensation Committee which on December 31, 1997 consisted of Messrs. de Ravel d'Esclapon and Lambeth. The Incentive-Based Compensation Committee administers the Company's 1993 Stock Incentive Plan. Both members of this Committee are outside directors and cannot participate in the 1993 Stock Incentive Plan.

COMPENSATION OF DIRECTORS

     Each director who is not an employee of the Company or its affiliates is paid an annual retainer of $7,500 and, in addition, $1,000 plus expenses for each meeting of the Board of Directors such director attends. Such outside directors will also be paid $300 ($500 for committee chairpersons), plus expenses, for each committee meeting attended on a date which is not the date of a Board meeting. Under the Company's 1993 Stock Incentive Plan, the Chairman of the Board of Directors of the Company is also eligible to receive nonstatutory stock options. Pursuant to an amendment to the Senior Management Incentive Plan approved in 1997, persons who are outside directors of the Company as of the last day of each calendar year shall be participants in such plan and may earn up to 100% of their base annual retainer (currently $7,500) if the Company's return on assets exceeds certain specified benchmarks.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file. None of such persons failed to file any required Section 16 reports on a timely basis in 1997. In making this disclosure, the Company has relied solely on the written representations of its directors and executive officers and copies of the reports that they have filed with the Commission.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table shows the number of shares of Common Stock of the Company reported to the Company as of February 17, 1998 to be beneficially owned by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each nominee for director and each continuing director, (iii) the Chief Executive Officer and the four other most highly compensated executive officers and (iv) all of such persons and the other executive officers of the Company as a group:

                                                                BENEFICIAL OWNERSHIP
                                                                 OF COMMON STOCK(1)
                                                              -------------------------
                                                                NUMBER         PERCENT
                                                              OF SHARES        OF CLASS
                                                              ---------        --------
PRINCIPAL SHAREHOLDERS
     KeyCorp................................................   3,752,723           9.7%
       127 Public Square
       Cleveland, OH 44114-1306
     Scudder, Stevens & Clark, Inc..........................   3,658,000           9.5%
       Two International Place
       Boston, MA 02110-4103
     Usinor (successor by merger to Ugine)..................  20,730,000          53.5%
       Immeuble Pacific
       13, cours Valmy
       TSA 30003
       F-92070 La Defense 7 Cedex France
NOMINEES, DIRECTORS AND NAMED EXECUTIVE OFFICERS
     Guy R. Dolle...........................................           0             *
     Pierre F. de Ravel d'Esclapon..........................       1,000             *
     William S. Dietrich, II................................       5,000+            *
     Jean Didier Dujardin...................................           0             *
     Robert Hudry...........................................           0             *
     Claude F. Kronk........................................     140,800(2)          *
     Michel Le Page.........................................           0             *
     Michel J. Longchampt...................................           0             *
     Gerard Martel..........................................           0             *
     Francis Mer............................................           0             *
     Gerard Picard..........................................           0             *
     Eugene A. Salvadore(3).................................      62,000(4)          *
     John J. Sheehan........................................           0             *
     Geoffrey S. Gibson.....................................      42,210(5)          *
     Kirk F. Vincent........................................      45,544(5)          *
     John A. Wallace........................................      30,500(6)          *
     All directors and executive officers as a group (twenty
     persons) including those named above...................     406,386(7)          *

---------

* Less than 1 percent of the outstanding shares.

+ As of March 5, 1998.

(1) Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated.

(2) Includes 90,000 shares which Mr. Kronk has a right to acquire within 60 days pursuant to options exercisable under the Company's 1993 Stock Incentive Plan.

(3) Of such shares 2,000 are owned jointly by Mr. Salvadore and his wife.

(4) Includes 30,000 shares which may be acquired within 60 days pursuant to options exercisable under the Company's 1993 Stock Incentive Plan and 30,000 shares of restricted stock issued under such plan for which restrictions have not yet lapsed.

(5) Includes 26,666 shares which may be acquired within 60 days pursuant to options exercisable under the Company's 1993 Stock Incentive Plan, and includes 18,000 shares and 12,500 shares for Mr. Vincent and Mr. Gibson, respectively, of restricted stock issued under such plan for which the restrictions have not yet lapsed.

(6) Includes 17,000 shares which Mr. Wallace has a right to acquire within 60 days pursuant to options exercisable under the Company's 1993 Stock Incentive Plan and 12,500 shares of restricted stock issued under such plan for which the restrictions have not yet lapsed.

(7) Includes 248,664 shares which may be acquired within 60 days pursuant to options exercisable under the Company's 1993 Stock Incentive Plan and 93,000 shares of restricted stock issued under such plan for which the restrictions have not yet lapsed.

                             EXECUTIVE COMPENSATION

     The following table sets forth, for calendar years 1995, 1996 and 1997, the cash compensation paid to the Company's Vice Chairman and Chief Executive Officer and to each of the four other most highly compensated executive officers of the Company as of December 31, 1997, as well as certain other compensation information relating to those years.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                COMPENSATION AWARDS
                                                                       --------------------------------------
                              ANNUAL COMPENSATION                        RESTRICTED
                           --------------------------   OTHER ANNUAL       STOCK        SECURITIES UNDERLYING      ALL OTHER
    PRINCIPAL POSITION     YEAR    SALARY    BONUS(1)   COMPENSATION    AWARDS(3)($)     OPTIONS/ SARS(#)(4)    COMPENSATION(5)
    ------------------     ----    ------    --------   ------------    ------------     -------------------    ---------------
  Claude F. Kronk          1997   $517,032   $     0        $(2)          $      0                   0              $38,595
    Vice Chairman          1996    485,940   238,888         (2)                 0                   0               63,817
    and Chief Executive    1995    467,256   533,000         (2)                 0              50,000               62,379
    Officer
  Eugene A. Salvadore      1997   $233,580   $     0        $(2)          $286,875                   0              $12,854
    President and          1996    210,000   107,101         (2)                 0                   0               12,310
    Chief Operating        1995    170,800   102,481         (2)                 0              45,000               11,178
    Officer
  Kirk F. Vincent          1997   $190,068   $     0        $ 0           $172,125                   0              $11,950
    Vice President-        1996    180,720    92,168          0                  0                   0               10,772
    Finance and Law        1995    173,760   104,256          0                  0              35,000               10,383
  Geoffrey S. Gibson       1997   $169,656   $     0        $(2)          $119,531                   0              $23,323
    Vice President-        1996    160,200    81,702         (2)                 0                   0               23,221
    Commercial             1995    154,080    92,448         (2)                 0              35,000               22,578
  John A. Wallace          1997   $131,472   $     0        $ 0           $119,531                   0              $19,710
    Vice President-        1996    124,140    63,312          0                  0                   0               16,697
    Operations             1995    116,022    59,669          0                  0              30,000               15,374

---------

     (1) Represents amounts paid under the Company's Senior Management Incentive Plan. Cash bonuses are paid following the end of each fiscal year, but are included above in compensation for the year in which they were earned.

     (2) In accordance with SEC rules, omitted to the extent that other annual compensation does not exceed the lesser of $50,000 or 10% of the total of such person's annual salary and bonus.

     (3) Represents the closing market price on the New York Stock Exchange, on the award date, of the number of shares of restricted stock awarded to the named executive under the 1993 Stock Incentive Plan. The market price does not take into account any diminution in value attributable to the restrictions applicable to the shares awarded under the plan. Except for Messrs. Salvadore and Vincent, the transfer restrictions on 33.3% of the restricted shares will lapse in each of the third, fourth and fifth anniversaries of the date of grant. For Mr. Salvadore, the transfer restrictions lapse on the third and fourth anniversaries of the grant date for 20,000 and 10,000 shares of restricted stock, respectively. For Mr. Vincent, the transfer restrictions lapse on the second and third anniversaries of the grant date for 12,000 and 6,000 shares of restricted stock, respectively. In addition, the transfer restrictions on Messrs. Salvadore's and Vincent's restricted stock will lapse in the event either of them is terminated without "good cause" or in the event either of them terminates their employment for "good reason" under their respective employment agreements. All restrictions may lapse earlier in the event of death or disability, and certain of the restrictions will lapse earlier if the Company's return on equity exceeds the median return on equity of public-reporting corporations having an SIC Code of 3312. Dividends accrue from the date of grant, but are payable only when and if the restrictions related to such shares lapse. The number of restricted shares of common stock held by each named executive officer under the 1993 Stock Incentive Plan and the closing market price of that number of shares on the New York Stock Exchange on

         December 31, 1997 were: Mr. Kronk, 0 shares, $0; Mr. Salvadore, 30,000 shares, $300,000; Mr. Vincent, 18,000 shares, $180,000; Mr. Gibson,
         12,500 shares, $125,000; and Mr. Wallace, 12,500 shares, $125,000.

     (4) Represents the number of shares of the Company's Common Stock for which options were granted under the Company's 1993 Stock Incentive Plan, in some cases in conjunction with alternative stock appreciation rights.

     (5) Consists of contributions made by the Company under its defined contribution plan, 401(k) plan and supplemental salary received pursuant to the Company's cafeteria plan. For 1997, the amounts paid are as follows:

                                                                           COMPANY
                                               DEFINED                  CONTRIBUTIONS
                                             CONTRIBUTION   CAFETERIA        TO
                                                 PLAN         PLAN       401(k)PLAN
                                                 ----         ----       ----------
Claude F. Kronk............................    $28,160       $ 9,823       $   612
Eugene A. Salvadore........................      8,104             0         4,750
Kirk F. Vincent............................      7,200             0         4,750
Geoffrey S. Gibson.........................     15,350         3,223         4,750
John A. Wallace............................     12,462         2,498         4,750

     OPTION VALUES. The table below sets forth, as to the persons named in the Summary Compensation Table, information with respect to the number and value of stock options and related alternative stock appreciation rights held as of December 31, 1997.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND 1997 YEAR-END OPTION/SAR VALUES

                                                           NUMBER OF SECURITIES
                            NUMBER OF                     UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                            SECURITIES                         OPTIONS/SARS             THE-MONEY OPTIONS/SARS
                            UNDERLYING                    AT 1997 YEAR-END(#)(1)        AT 1997 YEAR-END($)(2)
                           OPTIONS/SARS      VALUE      ---------------------------   ---------------------------
                           EXERCISED(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                           ------------   -----------   -----------   -------------   -----------   -------------
Claude F. Kronk.........        0             $0          90,000              0           $0             $0
Eugene A. Salvadore.....        0              0          30,000         60,000            0              0
Kirk F. Vincent.........        0              0          26,666         53,334            0              0
Geoffrey S. Gibson......        0              0          26,666         53,334            0              0
John A. Wallace.........        0              0          17,000         34,000            0              0

---------

(1) All of the stock options are nonstatutory stock options granted under the Company's 1993 Stock Incentive Plan. Alternative stock appreciation rights were granted with certain of the options and are available in either stock or cash at the discretion of the Incentive-Based Compensation Committee.

(2) The value of unexercised in-the-money stock options is the difference between the aggregate fair market value of the shares covered by the stock options and the aggregate exercise price. On December 31, 1997, none of the stock options were in-the-money.

PENSION AND BENEFIT PLANS

     DEFINED BENEFIT PLAN. The Company maintains a tax-qualified defined benefit pension plan. Subject to certain maximum and minimum provisions, the plan provides pension benefits to salaried employees based on the average of each salaried employee's compensation over those 60 consecutive months of the employee's participation in the plan which produced the highest average. The benefit is calculated at the rate of 1.5% of this average compensation for each of the employee's years of service and is reduced by 1.5% of the employee's primary Social Security benefit for each of the employee's years of service (to a maximum of 33 years).

     The plan covers all salaried employees who have completed one year of service and who were employed by the Company on or before December 31, 1986. While the defined benefit plan has not been terminated, no additional benefits have accrued after December 31, 1986. The benefits under the plan became vested upon an employee's completion of five years of service. The compensation used to calculate benefits received under the plan is the total remuneration paid to the employee, including base salary, incentive awards and certain bonuses. Effective January 1, 1987, the Company adopted a tax-qualified defined contribution pension plan to replace the defined benefit plan for salaried employees.

     EXECUTIVE BENEFIT PLAN. The Company also maintains an unfunded Executive Benefit Plan which provides supplemental retirement benefits in addition to those payable under the Company's tax-qualified retirement plans for certain executives selected for participation by the Board of Directors. For participants who were in the plan prior to May 1, 1992, and who terminate employment after February 1, 1998, the benefit is the greater of: (a) a monthly amount calculated at the rate of 1.65% of the participant's highest average monthly compensation (including bonus), as defined under the defined benefit retirement plan, except that compensation is measured over 36 as opposed to 60 consecutive months, multiplied by years of service to a maximum of 30, plus 3% of average monthly compensation (including bonus) multiplied by years of service in excess of 30 or (b) a monthly amount calculated at 45% of the participant's average monthly compensation (including bonus), plus 3% of average monthly compensation (including bonus) for each year of service after the later to occur of the participant's sixtieth birthday or the participant's completion of ten years of service. Notwithstanding the foregoing, for participants who terminate employment after February 1, 1998, the benefit accrued for years of service after the earlier to occur of participant's sixtieth birthday or participant's completion of thirty years of service is limited to 21% of average monthly compensation. Benefits under the plan vest after completion of five years of participation in the plan and are reduced by (i) the employee's primary Social Security benefit, (ii) the employee's benefits, expressed as a joint and 50% survivor's annuity for married employees and as a single life annuity for single employees, under the Company's other tax-qualified retirement plans and (iii) in certain cases, any such benefits from plans of any prior employers. For participants commencing participation in the plan on and after May 1, 1992 and who terminate employment after February 1, 1998, the benefit calculation is the same as described above, except that the monthly benefit is calculated at the rate of 1.65% of the participant's average monthly compensation multiplied by years of the participant's credited service; payments that begin after the participant reaches age 60 but prior to age 65 are subject to a reduction by 1/24th of 1% for each month by which the payment begins prior to age 65 (subject to a 2.5% maximum). As of December 31, 1997, fourteen current and former employees or their surviving spouses participate in the Executive Benefit Plan, including Messrs. Kronk, Salvadore, Vincent, Gibson and Wallace. All named executive officers are considered pre-May 1, 1992 participants with the exception of Mr. Wallace. In 1997 the Board of Directors of the Company approved certain amendments to the Executive Benefit Plan, including, for participants retiring after February 1, 1998, an increase (reflected above) of the monthly accrual rate from 1.5% to 1.65% of highest average monthly compensation.

     The tables below show the approximate total annual retirement benefits payable under the Executive Benefit Plan before (i) reductions for primary Social Security payments, (ii) payments under the defined benefit plan and the defined contribution plan and (iii) in certain cases, any such benefits from plans of any prior employers. The first table shows estimated benefits projected for named executive officers who are plan participants and who participated in the plan prior to May 1, 1992, while the second table shows estimated benefits projected for such participants joining the plan on or after May 1, 1992, in each case assuming retirement at age 65.

       NAMED EXECUTIVE OFFICER PARTICIPANTS IN PLAN PRIOR TO MAY 1, 1992

       HIGHEST                                        YEARS OF SERVICE
      THIRTY-SIX         --------------------------------------------------------------------------
    MONTH AVERAGE           10         15         20         25         30         35         40
   COMPENSATION(1)          --         --         --         --         --         --         --
       $100,000          $ 45,000   $ 60,000   $ 60,000   $ 60,000   $ 60,000   $ 60,000   $ 75,000
        200,000            90,000    120,000    120,000    120,000    120,000    120,000    150,000
        300,000           135,000    180,000    180,000    180,000    180,000    180,000    225,000
        400,000           180,000    240,000    240,000    240,000    240,000    240,000    300,000
        600,000           270,000    360,000    360,000    360,000    360,000    360,000    450,000
        800,000           360,000    480,000    480,000    480,000    480,000    480,000    600,000
      1,000,000           450,000    600,000    600,000    600,000    600,000    600,000    750,000

      NAMED EXECUTIVE OFFICER PARTICIPANTS IN PLAN ON OR AFTER MAY 1, 1992

       HIGHEST                                        YEARS OF SERVICE
      THIRTY-SIX         --------------------------------------------------------------------------
    MONTH AVERAGE           10         15         20         25         30         35         40
   COMPENSATION(1)          --         --         --         --         --         --         --
       $100,000          $ 15,000   $ 22,500   $ 30,000   $ 37,500   $ 45,000   $ 52,500   $ 60,000
        200,000            30,000     45,000     60,000     75,000     90,000    105,000    120,000
        300,000            45,000     67,500     90,000    112,500    135,000    157,000    180,000

---------

(1) Highest thirty-six month average compensation is the average compensation ("Salary" and "Bonus" in the Summary Compensation Table) for the highest consecutive thirty-six month period of employment.

     At the end of 1997, Messrs. Gibson, Kronk, Salvadore, Vincent and Wallace had been credited with 31, 40, 26, 18 and 23 years of service, respectively, under the Executive Benefit Plan. Should Messrs. Gibson, Salvadore, Vincent or Wallace retire at age 60, their estimated annual benefits would be $242,210, $835,290, $308,779 and $113,753, respectively, assuming an annual 4% increase in their base salaries until such age and assuming receipt of the maximum possible percentage of annual bonus in the relevant years. Mr. Kronk's retirement benefit, as required by his employment contract, was paid in a lump sum payment of $3,448,973 on February 6, 1998.

EMPLOYMENT AGREEMENTS

     Mr. Kronk was employed pursuant to an employment agreement with the Company dated April 28, 1986, as amended. Mr. Kronk retired in January 1998. Mr. Kronk's 1997 base salary and annual bonus formula were determined by the Board of Directors at their meeting in December 1996.

     Mr. Salvadore entered into an employment agreement dated September 28, 1995 which contained the terms of his employment in 1997. His employment agreement provided for his employment at specific monthly base salary levels and participation in the Senior Management Incentive Plan at a minimum level.

     Mr. Salvadore entered a new five-year employment agreement effective January 1, 1998. The employment agreement provides that Mr. Salvadore's employment is automatically extended for additional successive one year periods unless terminated by either party upon 60 days notice prior to each renewal date. Mr. Salvadore's base salary will be reviewed annually by the Board of Directors but is guaranteed to be at least equal to the previous year's level. Bonus opportunities of up to 100% of his base salary are achievable, depending on the Company's return on assets. The agreement provides for a series of grants of restricted stock, including 30,000 shares of restricted stock issued pursuant to approval of the Incentive-Based Compensation Committee on December 4, 1997 and subject to the restrictions described earlier in this proxy. If his employment is terminated by the Company without cause, Mr. Salvadore will receive a severance payment equal to three years base salary, plus a bonus for each year based on the average of his highest two bonus payments in the five years immediately prior to such termination. In the event of such termination, Mr. Salvadore will also be entitled to up to 70,000 additional shares of restricted stock, which under his employment agreement are anticipated to be issued in future years. A covenant not to compete for three years is provided in the event Mr. Salvadore terminates employment and the Company has not materially breached the agreement or Mr. Salvadore's employment is terminated by the Company for cause. If the Company does not renew the agreement after the initial term or any one year extension period, Mr. Salvadore may elect to receive the severance payment if he agrees to be bound by such three year covenant not to compete.

     Mr. Vincent also entered into a three-year employment agreement dated as of January 1, 1998. His salary will be reviewed by the Board of Directors annually but is guaranteed to be at least equal to the previous year's level. Bonus opportunities of up to 80% of his base salary are achievable, depending on the Company's return on assets. The agreement provides for a series of grants of restricted stock, including 18,000 shares issued pursuant to approval of the Incentive-Based Compensation Committee on December 4, 1997 and subject to the restrictions described earlier in this proxy. If his employment is terminated by the Company without cause, Mr. Vincent will receive a severance payment equal to two years base salary, plus a bonus for each year based on the average of his highest two bonus payments in the five years immediately prior to such termination. In the event of such termination, Mr. Vincent will also be entitled to up to 18,000 additional shares of restricted stock which under his employment agreement are anticipated to be issued in future years. A limited covenant not to compete for two years is provided in the event Mr. Vincent terminates employment and the Company has not materially breached the agreement or Mr. Vincent's employment is terminated by the Company for cause.

PERFORMANCE GRAPH

     Set forth below is a line graph comparing the cumulative total return on the Company's Common Stock against the cumulative total return of the Standard & Poor's Composite-500 Stock Index and the Media General Financial Services Industry Group 312-Iron and Steel Furnaces, Mills and Foundries (measured in accordance with the rules of the Securities and Exchange Commission) for the period November 30, 1993 to December 31, 1997(1). This graph assumes a $100 investment on December 15, 1993, and assumes a reinvestment of dividends. In accordance with the rules of the Securities and Exchange Commission, this presentation shall not be incorporated by reference into any of the Company's Registration Statements under the Securities Act of 1933.

                                                           Media General
                                                        Financial Services
                                                        Industry Group 312
                                                          -Iron and Steel
                                      J&L Specialty     Furnaces, Mills and
                                      Steel, Inc.           Foundries           S&P 500 Index
11/30/93                                   100                  100                  100
12/31/93                                   118                  113                  102
12/31/94                                   143                  110                  103
12/31/95                                   138                  107                  140
12/31/96                                    88                  101                  175
12/31/97                                    79                   96                  231

---------

     (1) Indices are not available on a daily basis; therefore, the graph begins on November 30, 1993 for such indices, although the Company began as a public company on December 15, 1993 (indicated on the

         Performance Graph). The December 15, 1993 date shown on the graph only relates to the Company's stock, as the other indices are not computed on a daily basis and the Company has no knowledge of what such indices would have been on such date. The Company's performance is based on its December 15, 1993 initial offering price of $14.00 per share compared to its close on December 31, 1997 at $10.00 per share.

                        REPORT ON EXECUTIVE COMPENSATION

     The composition and principal duties of the Compensation Committee and the Incentive-Based Compensation Committee are described earlier in this Proxy Statement. The Incentive-Based Compensation Committee makes the compensation determinations with regard to stock options, stock appreciation rights, restricted stock and other matters under the 1993 Stock Incentive Plan. The Compensation Committee makes recommendations concerning most other executive compensation decisions, which are then acted upon directly by the Board of Directors. Therefore, this report is submitted over the names of the Compensation Committee and, for purposes of long-term compensation only, the Incentive-Based Compensation Committee.

     The following is the executive officer compensation philosophy and structure and the application of such philosophy regarding the compensation of the Vice Chairman and Chief Executive Officer and the other executive officers during 1997. In accordance with the rules of the Securities and Exchange Commission, this report shall not be incorporated by reference into any of the Company's Registration Statements under the Securities Act of 1933.

EXECUTIVE COMPENSATION PHILOSOPHY

     The compensation policy of the Company is to tie a substantial portion of the compensation of each executive officer directly to the performance of the Company. In addition to receiving a base salary, the amount of which is reviewed annually, each executive officer is eligible for an annual incentive bonus based on the annual performance of the Company as reflected by the Company's operating income and return on net operating assets. Furthermore, the 1993 Stock Incentive Plan, in which all of the executive officers participate, ties executive compensation to the long-term performance of the Company as reflected by the price of the Company's stock through stock options, stock appreciation rights and restricted stock. In 1996, an independent national compensation consultant analyzed the financial performance and executive compensation of a peer group of thirteen metals companies, including the Company's competitors, over a four year period. The group of companies compared in this survey is not the same as the industry group compared to the Company on the performance graph on page 13. Based on the impressive financial performance of the Company during the period analyzed, a compensation target of the 75th percentile of such peer group was established for total direct compensation (base salary, annual bonus, stock options, stock appreciation rights and restricted stock). By structuring all elements of total direct compensation except base salary so that they are tied to the Company's stock price or return on assets, the compensation target of the 75th percentile may only be reached if the financial performance of the Company, over a number of years, is outstanding.

BASE SALARY

     Base salaries are set at levels sufficient to retain talented and dedicated executive officers. To accomplish this, the Company's general policy is to compare its base salary levels with salaries of competitors and companies in similar industries. The 1996 independent compensation consultant analysis discussed above found executive base salaries to be below the 50th percentile of the peer group. A general target for base salaries was established at the 50th percentile of the peer group, although this target is to be achieved over several years. The Company, in determining base compensation of individual executive officers, also considers, on a subjective basis and without regard to any set formula, individual and departmental performance, inflation and the amount of compensation received in the previous year. The increase in executive base salaries in 1997 from 1996 was primarily based on the above subjective performance evaluations and inflation. Mr. Salvadore's compensation in 1997 was established by his employment agreement entered into in 1995.

The base salaries of the executive officers are believed to be reasonable when compared to the base salaries of executives employed by the Company's competitors and similar industrial companies.

ANNUAL BONUS

     Annual incentive bonus awards are paid to the executive officers in accordance with the terms of the Senior Management Incentive Plan (the "SMI Plan"). The SMI Plan places executive officer compensation directly "at risk" based on the return on net operating assets of the Company. The maximum amount of each executive officer's potential 1997 incentive bonus under the SMI Plan was 60% of such executive's base salary, except for the Vice Chairman and Chief Executive Officer whose maximum incentive bonus was approximately 114% of his base salary.

     The Compensation Committee recommends to the Board of Directors which executives should participate in the SMI Plan and at what participation level. For 1997, participation level changes in the SMI Plan were determined directly by the Board of Directors upon the recommendation of the Compensation Committee. In determining the participation level of each executive officer, the responsibilities of such officer and the ability of such officer to increase the profitability of the Company are considered on a subjective basis. Different participation levels provide for different bonuses as a percent of base salary. Under the SMI Plan, the participant's exact bonus percentage within the range set by his participation level is based on a mathematical calculation based on the Company's operating income as a percent of net operating assets for that year. One-third of the potential bonus (for participants other than the Vice Chairman and Chief Executive Officer) may be adjusted based on an evaluation of whether subjectively determined annual corporate-wide goals and departmental goals were met. In 1997, no annual incentive bonuses were earned under the SMI Plan. Effective January 1, 1998, the Board of Directors of the Company approved certain amendments to the SMI Plan to equitably adjust the return on asset targets to account for the significant increase in capital assets of the Company; the maximum possible bonus percentages were not changed.

LONG-TERM COMPENSATION: 1993 STOCK INCENTIVE PLAN

     Long-term incentive compensation is provided to the executive officers through the Company's 1993 Stock Incentive Plan (the "1993 Plan"). Stock options, stock appreciation rights and restricted stock provide an effective incentive for the recipients to create shareholder value over the long term since such equity securities become more valuable as the price of the stock appreciates. Pursuant to such plan, stock options and shares of restricted stock are awarded by the Incentive-Based Compensation Committee based upon the Committee's subjective judgment concerning the responsibilities of the individual, the nature and value to the Company of his or her services, his or her present and/or potential contribution to the success of the Company and any other factors as such committee deems relevant including the 1996 compensation study and related total compensation targets discussed above. In 1997, awards of restricted stock were made based on these factors to all of the named executive officers, except Mr. Kronk. The restriction on the transfer of such shares lapses as noted in the Summary Compensation Table.

     In order to more clearly align the interest of the executive officers with the interest of the shareholders of the Company, increased ownership of the Company's stock by these individuals was desired. Therefore, in March 1997, stock ownership goals for executive officers were established by the Board of Directors of the Company as follows: Chief Executive Officer--three times base salary; Chief Operating Officer/Senior Vice Presidents--two times base salary; and other Vice Presidents--one time base salary. To help meet such guidelines, the Board of Directors and the shareholders of the Company approved the amendment and restatement of the 1993 Plan to permit the issuance of restricted stock under such plan to employees. The amendment did not increase the total number of shares available for issuance under such plan.

COMPENSATION OF THE VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     Mr. Kronk's 1997 base salary of $517,032 was determined at the December 1996 Board of Directors meeting based upon the above factors, and the total compensation of chief executive officers at the Company's competitors and comparable industrial companies. Mr. Kronk was employed pursuant to an Employment Agreement dated April 28, 1986, as amended.

     Mr. Kronk received no annual incentive bonus in 1997 because his annual bonus is based solely on the return on net operating assets of the Company. No stock options or other incentive compensation were awarded to Mr. Kronk in 1997, and Mr. Kronk retired in January 1998.

     The Compensation Committee continues to study the $1 million compensation deduction cap under Section 162(m) of the Internal Revenue Code. For 1997, Mr. Kronk's compensation did not result in his salary exceeding such $1 million cap; therefore such statutory provision was only of theoretical importance. The Compensation Committee may decide whether to take the necessary steps to conform its compensation to comply should such cap have a substantial impact in future years.

     As to all matters in the report:

     Guy R. Dolle
     Pierre F. de Ravel d'Esclapon
     Jean Didier Dujardin
     Francis Mer

     As to long-term compensation matters only:

     Pierre F. de Ravel d'Esclapon
     Jennings R. Lambeth

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH UGINE AND USINOR

     HISTORY OF OWNERSHIP OF COMPANY. In June 1990, the Company was acquired (the "1990 Acquisition") by Ugine, the second largest stainless steel manufacturer in the world. As a result of the initial public offering of Common Stock of the Company in December 1993, Ugine sold certain of its shares in the Company, but retained ownership of a slight majority of the issued and outstanding shares of common stock of the Company. Usinor, in turn, owned a majority of the capital stock of Ugine until December 11, 1995 when it purchased all of the remaining shares of Ugine and merged Ugine into Usinor. Usinor thereby became owner of record of a majority of the shares of the Company. Ugine continues to operate under the name Ugine although it is no longer a separately incorporated subsidiary. Usinor is one of the largest steel manufacturers in the world.

     RESEARCH AND TECHNOLOGY AGREEMENT. The Company entered into a Technology Agreement dated as of October 1, 1993 with Ugine. The Technology Agreement has a ten-year term and will provide the Company with a broad spectrum of patents, know-how and future research and development services concerning the manufacturing and processing of flat rolled stainless steel including, under certain circumstances, any commercially viable thin strip casting technology developed by Ugine. Ongoing fees to be paid to Ugine for research and development services are $5 million for 1997 and each year thereafter for the remaining term of the Technology Agreement. The Technology Agreement provides for a substantial reduction in these fees, and in certain cases a refund of part of these fees, if Ugine cannot transfer its thin strip casting technology to the Company. Upon the merger of Ugine into Usinor in December 1995, Usinor assumed the Technology Agreement.

     PURCHASES FROM AND SALES TO AFFILIATED COMPANIES. In the ordinary course of its business, the Company purchases stainless steel from and sells stainless steel to Ugine and certain affiliates of Usinor. In 1997, the Company made no material purchases from Usinor or its affiliates, including Ugine. In 1997, there were no sales to Ugine but there were $48.3 million of sales to its related parties. Included in such sales, are sales to a principal customer of the Company in which a Usinor affiliate owns almost 50% of the voting stock. The Company believes that the terms of such purchases and sales are no less favorable than the Company could obtain in transactions with unrelated parties purchasing or selling a similar volume of products.

     INSURANCE. The Company currently participates in some of the Usinor insurance programs for Usinor's United States subsidiaries. The Company is also covered under certain other insurance policies maintained by Usinor, underwritten on Usinor and its affiliates as a group. The Company believes that the total premium it pays for its insurance coverage as described above is no less favorable than that which it could otherwise obtain.

     AFFILIATED DIRECTORS. Guy R. Dolle, Jean Didier Dujardin, Robert Hudry, Michel Le Page, Michel J. Longchampt, Gerard Martel, Francis Mer and Gerard Picard are directors of the Company and are also directors or executive officers of Usinor or its affiliates, including Ugine. See "Election of Directors".

              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     The Board of Directors has appointed Arthur Andersen LLP as independent auditors to audit the financial statements of the Company and its subsidiaries for 1998. Although the appointment of independent auditors is not required to be submitted to a vote of the shareholders, the Board believes that the shareholders should participate in this decision through the ratification process. Unless otherwise directed, proxies will be voted for the ratification of the appointment of Arthur Andersen LLP as the Company's independent auditors for 1998. Representatives of Arthur Andersen LLP are expected to be present at the meeting to respond to appropriate questions and will have an opportunity to make a statement if they desire to do so. Arthur Anderson LLP has served as the independent auditors of the Company since 1990.

                                 OTHER MATTERS

     The Company knows of no other matters to be presented for action at the Annual Meeting. However, if any other matters should properly come before the meeting, it is intended that votes will be cast pursuant to the proxy in accordance with the best judgment of the persons acting as proxies.

     The Company will pay the expense in connection with the printing, assembling and mailing of the notice of meeting, this proxy statement and the accompanying form of proxy to the holders of Common Stock of the Company. In addition to the use of the mails, proxies may be solicited by directors, officers or employees of the Company personally or by telephone, telex or facsimile. The Company may request persons holding stock in their names, or in the names of their nominees, to send proxy material to and obtain proxies from their principals, and will reimburse such persons for their reasonable expenses in so doing.

                                 ANNUAL REPORT

     Consolidated financial statements of the Company are included in its Annual Report to Shareholders for fiscal year 1997, which is being mailed with this Proxy Statement. Financial statements are also on file with the Securities and Exchange Commission, Washington, D.C. and the New York Stock Exchange.

                             SHAREHOLDER PROPOSALS

     Proposals of shareholders intended to be presented at the annual meeting of shareholders to be held in May or June of 1999 must be received by the Secretary of the Company at the address of its executive offices no later than November 30, 1998 for inclusion in the proxy statement for that meeting. Any such proposal must comply with Rule 14a-8 and Regulation 14A of the rules of the Securities and Exchange Commission.

     The By-Laws of the Company provide that notice of any shareholder nominations for election of directors must be received by the Secretary of the Company at least 120 days prior to the anniversary date of the immediately preceding annual meeting or, with respect to a special meeting of shareholders, prior to the tenth day following the date notice of such meeting is first given to the shareholders. All shareholder nominations for election of directors to be elected at the 1999 annual meeting must therefore be submitted to the Secretary of the Company at the address of its executive offices prior to January 29, 1999, together with certain information regarding the nominee and certain information regarding the nominating shareholder. Any shareholder may obtain a copy of the applicable By-Laws from the Secretary of the Company upon written request.

                                        By order of the Board of Directors,

                                        Kirk F. Vincent
                                        Executive Vice President,
                                        Finance and Administration and
                                        Chief Financial Officer, Secretary

March 27, 1998

                                                                       ANNEX II

                            [LEHMAN BROTHERS LETTERHEAD]



                                                               November 5, 1998



Special Committee of the Board of Directors
J&L Specialty Steel, Inc.
One PPG Place, 18th Floor
P.O. Box 3373
Pittsburgh, PA 15230-3373


Members of the Special Committee of the Board of Directors:

     We understand that Usinor, a societe anonyme organized under the laws of the Republic of France ("Usinor"), Ice Acquisition Corp., a direct wholly owned subsidiary of Usinor ("Purchaser"), and J&L Specialty Steel, Inc. ("J&L" or the "Company") intend to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will commence a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's common stock not owned by Usinor or any of its subsidiaries at $6.375 per share in cash (the "Offer Price"). Pursuant to the terms and subject to the conditions of the Agreement, after consummation of the Offer, Purchaser will merge with and into the Company (the "Merger" and, together with the Offer, the "Proposed Transaction"). Upon effectiveness of the Merger, each issued and outstanding share of the Company's common stock (other than (i) shares held in the Company's treasury, (ii) shares held by Usinor or any of its subsidiaries, and (iii) shares as to which dissenters' rights have been perfected) will be converted into the right to receive an amount of cash equal to the Offer Price. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Special Committee of the Board of Directors of the Company (the "Special Committee") to render our opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company other than Usinor and its subsidiaries (the "Public Stockholders") of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) the annual report of the Company for the fiscal year ended December 31, 1997 filed on Form 10-K, the quarterly report of the Company for the fiscal

November 5, 1998
Page 2



quarter ended June 30, 1998 filed on Form 10-Q, and such other publicly available information concerning the Company as we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from December 14, 1993 (the date of the Company's initial public offering) to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (7) current conditions of and forecasts for the industry in which the Company operates, and
(8) the Company's current cash flow forecast and limited cash position, its ability to meet short-term liquidity requirements and to make longer-term capital expenditures and the potential alternatives available to the Company to fund such requirements and expenditures. In addition, we have had discussions with the management of the Company concerning its industry, business, operations, assets, liabilities, financial condition, liquidity and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon the market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Public Stockholders in the Proposed Transaction is fair to the Public Stockholders.

     We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive a fee for our services which is contingent in part upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Special Committee and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                        Very truly yours,


                                        /s/ Lehman Brothers
                                        -----------------------
                                        LEHMAN BROTHERS